SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant’s name into English) 2350 – 1177 West Hastings Street, Vancouver, British Columbia T2N 1X7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –

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TABLE OF CONTENTS

1.

2006 Annual Report

2.

Notice of Annual General Meeting

3.

Information Circular

4.

Voting Information Form

5.

Form of Proxy

6.

Beneficial Shareholders Return Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp. (Registrant)

Date: April 26, 2007	By:	/s/ John Greenslade John Greenslade President

A Groundbreaking Year

2006 Annual Report

2006 was a year of groundbreaking developments for Baja.  Thanks to the hard work of our people at every level in the organization, we are pleased to report that we have reached an unprecedented point in the hundred-year history of the Boléo site.  With our Environmental Impact Manifest approved, an Updated Preliminary Economic Assessment recently released, and our Definitive Feasibility Study imminent, we’ve fixed out sights on the next stage – breaking ground on the construction of the Boléo mine and mill complex.

Baja Mining Corp. (“Baja”) owns a 100% interest in El Boléo Project, an advanced polymetallic (copper, cobalt, zinc, manganese) property located in Baja California Sur, Mexico. Baja has assembled an exceptional management team who are working towards developing Mexico’s largest copper-cobalt deposit.

Baja Mining Corp. trades on the Toronto Stock Exchange under the symbol “BAJ”.

Progress

2007

April 4:

Updated Resource Model released

Feb. 7:

Updated Preliminary Economic Assessment released

Feb. 7:

Graduated to Toronto Stock Exchange

Jan. 30:

38,000+m of In-fill Drill program completed

Jan. 15:

Form 20F registration cleared by U.S. Securities & Exchange Commission

2006

Dec. 14:

Phase 2 test mine successfully completed

Dec. 12:

Agreement executed with Commission for Natural Protected Areas, Bank Monex and Ecobana

Dec. 7:

Approval for Environmental Impact Manifest received

Nov. 4:

Phase 2 test mine commenced

Aug. 25:

Tier 1 listing on TSX Venture Exchange

July 21:

Phase 2 Pilot Plant program successfully completed

July 20:

Phase 1 test mine successfully completed

May 15:

Environmental Impact Manifest filed

2005

Oct 19:

Phase 1 test mine commenced

Sept.13:

Preliminary Economic Assessment released

April 7:

Resource Estimate released

2006 A Groundbreaking Year

Letter to Shareholders

Undeniably, 2006 was a groundbreaking year. Global metal prices achieved historic highs.

Copper surpassed US$4 per pound, cobalt reached US$32, and zinc achieved US$2.

In 2007, prices corrected somewhat, and despite analysts’ predictions of a return to lower historic prices, the tide seems to have turned. Metal prices have jumped back up, with copper at US$3.30 per pound when this report is written. Price speculation continues, however. Some predict the slowdown in the United States housing market will result in a decline in copper prices, while others feel that ongoing development in the so-called “BRIC” nations (Brazil, Russia, India, and China) will continue to drive markets higher. The broad consensus is that current trends are driven by the “supply” side of the industry, as demand remains robust.

At the time when copper prices were reaching groundbreaking prices in 2006, I attended an annual conference for copper producers in Santiago, Chile. I found it interesting to compare the private vs the published opinions of many producers. In print, many expected prices to remain at elevated levels through 2006, but in 2007 and beyond they expected supply and demand to come closer to a balance, with lower prices going forward.

Privately, however, many producers I spoke to expected long-term copper prices in the US$1.40 – $1.70 range, with some suggesting a base price closer to US$1.00 – 1.25. I did not attend the 2007 conference, but I note that many speakers this year were expecting strong economic growth to continue in China, and continued demand from other developing nations, with metal prices continuing to rise, potentially remaining at elevated levels for several decades, signaling the beginning of a so-called supercycle.

While demand remains strong for copper and other metals, the supply side continues to lag. Exploration expenditures are escalating, but most of the major discoveries in this cycle have been in politically challenging countries, where the necessary infrastructure is lacking. This results in capital-intensive projects in high-risk jurisdictions. These issues are compounded by the shortage of skilled personnel in most areas of the industry; a shortage of equipment, particularly large open-pit trucks and large diameter tires; and long lead times for many items. As a result of these shortages, equipment prices have escalated, as has the price of the metals used to manufacture the equipment. Capital and operating costs have increased dramatically, for new and existing mines, which supports elevated metal prices for the foreseeable future.

All of these factors bode well for company and our shareholders. As we look to the near future we move from a groundbreaking year to one in which we will break new ground—literally—at the Boléo Project. This report highlights the many achievements that lead to the completion of the Definitive Feasibility Study, which will be delivered in 2007. While we are optimistic of continued highs in metal prices, we have also seen the project’s capital costs escalate (for many of the reasons above).

Notwithstanding those costs, the Boléo Project continues to demonstrate robust economics at the conservative metal prices required by lenders. We have commenced discussions with the majority of lenders involved in the resource sector, and we expect to issue a private information memorandum to solicit expressions of interest by May 2007. A private information memorandum has already been issued to potential off-take candidates, and due diligence visits to the project site have commenced. We have commenced discussions with our engineering consultants to finalize contracts to proceed with base line engineering, which will lead to detailed engineering for construction. We have elicited the support of a major construction contractor to assist in the next stage of engineering, leading to the commencement of construction. Security fencing of the plant area at Boléo will be undertaken in the immediate future, and shortly thereafter we expect to break ground for site preparation for plant construction. We have now completed the purchase of the four 2.5 megawatts (10MW total) diesel generators we optioned in 2006 and expect these to be moved to site this summer.

We are endeavoring to maintain an early-to mid-2009 start date for commissioning of copper production.

As we move forward, our operational team continues to expand. We recently welcomed Terry Hodson, P. Geo., as General Manager Geology, and Michel Laflamme as Director, Supply Chain. Terry will be based in our Vancouver head office, and Michel will be based in Mexico, initially in our Mexico City office and thereafter at the project site at Santa Rosalia. While we tend to focus on our head office staff, I want to recognize the excellent team we have in Mexico, led by Tawn Albinson, who is our Managing Director, Assistant Project Manager and an extremely fine geologist. Tawn is joined by Ing. Manuel Moreno, a Chemical Engineer and our chief environmental consultant; Ing. Raul (Sammy) Morales, a Mining Engineer of distinction in Mexico and a former President of the Asociacion de Ingenieros Mineros, Metalurgistas y Geologos de Mexico (AIMMGM); Ing. Eduardo Cabrera, a metallurgist with a breadth of experience in smelter operations and hydrometallurgical plants; and Ing. Julio Corona, a metallurgical engineer with extensive operational experience in hydrometallurgical plants in Mexico and the United States.

As we move from the year that was 2006, we understand that 2007 will be a time of planning and construction that will lead to eventual production at Boléo. We are using conservative metal prices with lending institutions for construction financing, with the optimism that once production begins, prices will be significantly higher. This, we hope, will allow us to pay off construction financing on an accelerated basis, in order for you, our shareholders, to reap the rewards of higher prices, and justify your support to date.

It is an exciting time to be in the mining industry and an exciting time for Baja Mining. I invite you all to attend the annual general meeting to meet your management team and join us in celebrating the groundbreaking year that has just passed, to breaking new ground in the year that lies ahead.

John W. Greenslade

President & Director

Baja Mining Corp.

Groundbreaking Metallurgy

Innovative metallurgical processes delivered the results: in tests, a revised processing strategy can recover the desired minerals with reduced costs.

In the mid 1990s, treatment strategies for the polymetallic mixed oxide/sulphide ore were studied. The resulting flowsheet featured a combination of roasting, leaching, precipitation and metal refining. It matched the requirements of a low-grade ‘super pit’ design, but was a complex, expensive, high capacity flowsheet.

In an effort to simplify the process, Baja’s metallurgical staff and Bateman Engineering Pty Ltd. (“Bateman”) a more direct approach incorporating leaching, solid-liquid separation, solvent extraction and electrowinning. The changes in the processing strategy result in a more robust, operable flowsheet with reduced operating and capital costs.

The new flowsheet was successfully tested in two pilot plant tests (in 2004 and 2006) at the SGS Lakefield facility in Ontario, Canada. In both pilot plants, test results met or exceeded the desired objectives in all aspects. Results from the pilot plant test work indicate recoveries of 91.2% (copper), 78.2% (cobalt), and 65.6% (zinc).

Production from El Boléo will consist of up to:

 60,000 tonnes per year (t/y) of copper cathode;

 3,100 t/y of cobalt cathode; and

 36,000 t/y of zinc as zinc sulphate

Groundbreaking Mining Methods

The Boléo deposits are held in a unique formation. Creative thinking was required to devise a method for safe, efficient mineral extraction.

The metals of the Boléo deposit occur within widespread, stratiform clay-rich horizons, or seams, known as “mantos” that average 2.5 meters in thickness. Throughout the property, they repeatedly outcrop along the canyon walls and sides of what were, in the past, surface-mined pits. The Baja team recognized that the Boléo mantos showed depositional and geotechnical similarities with underground coal seam deposits (bedded and relatively soft ground), and chose an underground mining method, similar to methods used for mining coal, trona (soda ash), potash, or salt. Room-and-pillar mining with pillar removal is a common method in North America, Australia, and South Africa.

Baja retained Australian Mine Design and Development Pty. Ltd. (“AMDAD”) and Agapito Associates Incorporated (“AAI”) to design and supervise an underground test mine aimed at defining the most safe and productive methods. The Texcoco test mine was developed in manto 3, and two mine trials were successfully conducted in late 2005 and 2006.

Underground mining will utilize (1) a combination of hydraulic excavators (so-called “back-hoe miner”), continuous drum miners, rubber-tired batch haulage, and mobile roof-bolting equipment for access drift and pillaring crosscut development and (2) remote-controlled continuous miners, continuous haulage, and mobile roof supports (MRS) for pillar extraction.

Extracting the ore from the Boléo formation requires two unique mining strategies that will be used throughout the deposit:

First, a continuous or back-hoe miner will dig into the manto and advance the entry for a predetermined distance and remove the metal rich material by loading it into a small dump truck or shuttle car. The ore will then be transported to a loading point at the end of a conveyor belt. There, the ore will be conveyed out of the mine, to one of several stockpiles. The mining machine will be removed from that area and a roofbolting machine used, to secure the roof from moving. This cycle will be repeated until advancing is complete.

In the second strategy, called retreat mining, the continuous drum miner will dig into the manto, loading the ore onto a series of moveable belt conveyor cars that connect the mining machine to the belt conveyor. This creates a continuous movement of ore from the mining point to the stockpile. When the ore has been extracted, the machines are withdrawn and the ground is allowed to collapse.

Groundbreaking Geology and Economics

Based on the resource grades achieved from the in-fill drilling program, the project’s economic prospects are very positive.

Geology

In January 2007, we completed a 38,000+ meter in-fill drill program. Its final results are being integrated into the final geological model for the DFS (Definitive Feasibility Study). DFS completion is pending receipt of the final resource model, based upon the results of the in-fill drill program, and the subsequent completion of a final (for DFS purposes) 20-year mine plan.

Prior to the commencement of the in-fill drill program, approximately 90,000 meters of drilling had been undertaken. The results of the in-fill drill program have been incorporated into an updated geological model by independent geological consultants. Based upon this updated model, our mining consultants, AMDAD (in regard to open pit mining) and AAI (in regard to underground mining), are generating an interim mine plan for the initial 20 years of mine production.

Measured, Indicated and Inferred Resources

Category	Tonnes[1]	CuEq%[2]	Cu%	Co%	Zn%	Mn%[3]
Measured (Ms)	74,600,000	1.92	0.93	0.080	0.48	2.72
Indicated (Ind)	202,600,000	1.50	0.62	0.050	0.66	3.10

Total Ms+Ind	277,200,000	1.61	0.70	0.060	0.62	3.00

Inferred	254,600,000	0.95	0.39	0.040	0.63	2.65

1.Using a 0.5% CuEq cut-off 2.CuEq = Cu + 15*Co/1.50 + 1.20*Zn/1.50 3.Mn is not considered in the equivalency formula

Economics

In February 2007, we released an Updated Preliminary Economic Assessment (PEA), which incorporated the results of the first 20,000-meter from the in-fill drill program.

PEA highlights:

•

Project economics are robust using conservative long term metal prices of $1.25/lb for copper, and $12.00/lb for cobalt;

•

Preliminary mine production schedule will be 2,600,000 dry metric tonnes per year (dmt/y), increasing to 3,100,000 dmt/y in Year 6

•

Metals produced will include up to:

•

60,000 tonnes per year (t/y) copper cathode

•

3,100 t/y cobalt cathode

•

36,000 t/y zinc as zinc sulphate salt

•

The 20 year project IRR (after taxes) is 19.0%

•

The after tax NPV (using an 8% discount rate) is US$333 million (Cdn$392 million)

•

If current metal prices were used, the IRR would be 40.6% and NPV would be $1,457 million

Capital Costs:

All dollars are in USD unless otherwise stated

Project Area	Capital Cost
Mining & Tailings	$50,402,773
Process Plant	$201,279,013
Services & Infrastructure	$128,868,557
Buildings	$16,942,291
Direct Field Costs	$397,492,633
EPCM	$45,433,333
Owners Costs	$35,681,264
Contingency	$62,040,779
Total PEA value	$540,648,009

Project Economic Summary:

All dollars are in USD unless otherwise stated

Project Economic Summary
	Base Case	5 year prices	Jan 31, 2007 Prices
IRR – pre-tax	23.1%	35.9%	48.0%
IRR – after tax	19.0%	30.2%	40.6%
NPV* @ 0% Discount rate	$1,002	$2,243	$3,455
NPV @ 6% Discount rate	$446	$1,115	$1,787
NPV @ 8% Discount rate	$333	$891	$1,457
NPV @ 10% Discount rate	$243	$713	$1,195

Groundbreaking Leadership

The Boléo Project is led by some of most experienced managers in the industry.

In 2006, Baja continued to build our exceptional management team. We succeeded in attracting key new additions that bring a broad base of experience and a history of success with global mining industry leaders.

The mining industry is challenged to find qualified engineering personnel, and we began the year focused on our need to complement our team with people that could take Baja to the next level. Today, we are pleased to report that we have brought aboard some the best, most experienced people in the business—with a depth of background rarely seen in a company of our size. Their combined experience will bring a new emphasis financial growth and technical excellence in the development of the Boléo Project.

Joining President John Greenslade and vice president Bill Murray (who were both among of the founding group that staked the Boléo Property in 1992) are Eric Norton, Scott Britton, Terry Hodson, Michel LaFlamme, and Rowland Wallenius.

•

Eric Norton – VP of Project Development & Operations

•

Scott Britton – General Manager – Mining

•

Terry Hodson – General Manager – Geology

•

Rowland Wallenius – Controller

•

Michel LaFlamme – Director – Supply Chain

Social and Environmental Responsibility

We are committed to company-wide policies of fair and ethical treatment of our people, a safe and healthy workplace, and environmental responsibility.

Social

Baja Mining Corp is committed to being a solid corporate citizen and a contributor to the areas in which we do business. In addition, Baja will be an exemplary employer, for our existing staff and for the potential 600 full-time employees in the community of Santa Rosalia. Recently, Baja has published a Charter of Corporate Social Responsibility.

Some excerpts from our Charter:

“In the course of normal business operations, Baja Mining Corp. will establish a code of conduct through its policies and procedures to:

Conduct its operations in a sound and responsible environmental manner.

Provide a working environment where all safety and health hazards are identified and eliminated or controlled.

Support local communities near its operations from which our employees and their families reside.

Foster regular, open and honest dialogue.

Provide a workplace free of discrimination in which all employees can fulfill their potential based on merit and ability. “

For full document, please contact Baja Mining Corp.

Environmental

We received approval for our Environmental Impact Manifest (“EIM”) from Mexican Federal authorities in December 2006, seven months after filing. This is a process that normally takes years in the United States and Canada. This key permit allows Baja to start construction and operation activities at El Boléo Project and to obtain other required permits.

Prior to the initiation of exploration or construction activities, all mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT. This requires the presentation of an environmental impact manifest and a technical study that deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction. The Company’s EIM was filed with SEMARNAT on May 8, 2006 and final approval to the EIM was received from SEMARNAT on December 7, 2006.

The Boléo project is located within the buffer zone of the El Vizcaino biosphere, a Natural Protected Area, principally established to preserve the whale-nursing habitat on the west coast of the Baja Peninsula approximately 80 miles north of the project near Guerro Negro. In January 2007, Baja reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. Under such agreement, the parties have agreed to create a “Technical Subcommittee”, to manage the resources committed under the agreement and to establish and supervise a work program within the El Vizcaino Biosphere. Baja Mining, or its subsidiary, will have a representative on the Technical Subcommittee.

Baja Mining Corp.

Consolidated Financial Statements

December 31, 2006 and 2005

(expressed in Canadian dollars)

Management’ Responsibility for Financial Reporting

The consolidated financial statements and information in the Annual Report are the responsibility of management. The consolidated financial statements of Baja Mining Corp. (“Baja”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 29, 2007. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by PricewaterhouseCoopers LLP, Auditors. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Auditors Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, is composed of three directors including two of whom are independent Directors, has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Robert Mouat

John Greenslade	Robert Mouat
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.

March 29, 2007

Independent Auditors’ Report

To the Shareholders of

Baja Mining Corp.

We have audited the consolidated balance sheet of Baja Mining Corp. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements, after the restatement as described in Note 2, present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the years ended December 31, 2005 and 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 21, 2006, except as to note 12(a), which is effective as at March 6, 2006.

We have audited the restatement as described in Note 2 of the December 31, 2005 financial statements and in our opinion, such restatement, in all material respects, is appropriate and has been properly applied.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 29, 2007

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of Baja Mining Corp.:

We have audited the accompanying consolidated balance sheets of Baja Mining Corp. (the "Company") as at December 31, 2005 and 2004 and the related consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

/s/ Staley, Okada & Partners

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 21, 2006, except as to Note 12a, which
is as of April 6, 2006

Comments By Auditors For U.S. Reader On Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company's continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company's ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated March 21, 2006, except as to Note 12a, which is as of April 6, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors' report when the situation is adequately disclosed in the financial statements.

/s/ Staley, Okada & Partners

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
March 21, 2006, except as to Note 12a, which
is as of April 6, 2006

Staley, Okada & Partners, with offices in Vancouver and Surrey, is a Member of MSI, a Network of Independent Professional Firms • A Member of the Institute of Chartered Accountants of British Columbia
A Partnership of Incorporated Professionals; L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTINGDIFFERENCES

In the United States, reporting standards for auditors require the addition to an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the restatement of the prior year described in note 2 to the financial statements. Our report to the shareholders dated March 29, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a restatement in the auditors’ report when it is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 29, 2007

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

		2006 $	2005 $
			(restated, note 2)
Assets

Current assets
Cash and cash equivalents		1,475,375	2,760,084
Short term deposits		8,874,554	-
Other current assets		850,056	260,541

		11,199,985	3,020,625

Mineral properties and mining concessions (note 5)		757,793	757,793

Property, plant and equipment (note 6)		464,034	598,714

		12,421,812	4,377,132

Liabilities

Current liabilities
Accounts payable and accrued liabilities		1,139,707	392,129
Due to related parties (note 8(b))		-	61,186

		1,139,707	453,315

Shareholders’ Equity

Share capital (note 7)		65,258,086	44,284,417

Share purchase warrants (note 7(e))		6,496,517	1,121,953

Contributed surplus (note 7(h))		6,972,565	2,739,721

Deficit		(67,445,063)	(44,222,274)

		11,282,105	3,923,817

		12,421,812	4,377,132

Commitments (note 12)
Subsequent events (note 15)

On behalf of the Board

/s/ John Greenslade	Director	/s/ Robert Mouat	Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006 $	2005 $	2004 $

		(restated, note 2)
Exploration expenses
Amortization	109,431	81,219	-
Camp, general and travel	1,047,456	471,457	230,530
Concession and claim fees	47,968	184,412	163,481
Drilling	4,799,385	706,062	128,071
Feasibility studies	4,447,721	1,206,270	507,930
Geological and environmental	674,085	425,153	238,738
Metallurgical	262,471	279,165	64,533
Pilot plant costs	3,257,312	705,870	1,364,224
Professional and consulting fees
Related party (note 8(a))	544,107	329,112	211,884
Other	864,817	438,421	337,925
Stock-based compensation expense (note 7(g))	3,244,487	495,515	578,382
Wages and subcontract	527,914	-	-

	19,827,154	5,322,656	3,825,698

General and administrative expenses
Amortization	59,372	56,313	19,864
Audit and legal fees	259,696	271,839	51,653
Directors fees	42,500	-	-
Filing, exchange and transfer agent fees	86,322	48,758	40,110
Interest and bank charges	11,628	6,220	3,178
Management and consulting fees
Related party (note 8(a))	165,000	122,933	123,273
Other	186,449	101,302	50,467
Office and general	168,412	73,663	42,348
Promotion, trade show and marketing	147,734	159,988	187,049
Rent	135,121	133,946	70,595
Stock-based compensation expense (note 7(g))	1,996,339	858,515	817,324
Telephone	55,203	38,734	20,860
Travel	186,839	35,810	102,345
Wages and subcontract	461,153	184,578	116,162

	3,961,768	2,092,599	1,645,228

Loss before other items	(23,788,922)	(7,415,255)	(5,470,926)

Foreign exchange gain (loss)	60,995	(7,616)	(15,040)

Interest income and other	505,138	26,140	94,281

Loss for the year	(23,222,789)	(7,396,731)	(5,391,685)

Deficit – Beginning of year	(44,222,274)	(36,825,543)	(31,433,858)

Deficit – End of year	(67,445,063)	(44,222,274)	(36,825,543)

Basic and diluted loss per share for the year	(0.24)	(0.11)	(0.10)

Weighted average number of shares outstanding	97,927,466	64,643,324	54,172,505

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006 $	2005 $	2004 $
		(restated, note 2)
Cash flows from operating activities
Loss for the year	(23,222,789)	(7,396,731)	(5,391,685)
Items not affecting cash
Amortization	168,803	137,532	19,864
Consulting fees settled by sale of subsidiary	-	-	27,000
Impairment of property, plant and equipment	125,284	-	-
Stock-based compensation expense	5,240,826	1,354,030	1,395,706

	(17,687,876)	(5,905,169)	(3,949,115)
Net changes in working capital balances
Other current assets	(589,515)	(48,570)	(141,186)
Accounts payable and accrued liabilities	747,578	(769,066)	1,065,213

	(17,529,813)	(6,722,805)	(3,025,088)

Cash flows from investing activities
Proceeds of merger	-	-	81,339
Investment in short term deposits	(8,874,554)	-	-
Acquisition of property, plant and equipment	(159,407)	(599,385)	(104,392)

	(9,033,961)	(599,385)	(23,053)

Cash flows from financing activities
(Repayments) advances of amounts due to related parties	(61,186)	14,183	(711,856)
Net proceeds from issuance of share purchase warrants	5,070,828	1,121,953	-
Net proceeds from issuance of common shares	20,269,423	3,697,756	8,952,375

	25,279,065	4,833,892	8,240,519

(Decrease) increase in cash and cash equivalents	(1,284,709)	(2,488,298)	5,192,378

Cash and cash equivalents - Beginning of year	2,760,084	5,248,382	56,004

Cash and cash equivalents - End of year	1,475,375	2,760,084	5,248,382

Supplemental cash flow information (note 13)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

1

Nature and continuance of operations

Baja Mining Corp. (“the Company”), formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange as of February 7, 2007 (previously listed on TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”) in acceptable form. The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

2

Restatement

In the previously released audited December 31, 2005 financial statements, the Company had concluded there was no incremental cost in connection with options re-priced during the year.  During the year ended December 31, 2006, the Company determined that these options were incorrectly re-valued, including options re-priced subject to the approval of disinterested shareholders for which approval was not received until 2006.  The effect of the restatement for the year ended December 31, 2005 is to increase stock-based compensation allocated to exploration expenses by $80,000 and to increase stock-based compensation allocated to general and administrative expenses by $320,000 with a corresponding $400,000 credit to contributed surplus.  The remaining cost of the re-priced options approved in 2006 was recognized as a stock-based compensation cost in 2006 (note 7(g)).

(1)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2

Restatement (continued)

Through and as at December 31, 2005 the impact of the restatement was:

Balance Sheet	As previously stated	As restated

Contributed Surplus	$2,339,721	$2.739,721
Deficit	$43,822,274	$44,222,274

Statement of Operations and Deficit

Exploration expenses
Stock-based compensation expense	$415,515	$495,515

General and administrative expenses
Stock-based compensation expense	$538,515	$858,515

Loss before other items	$7,015,255	$7,415,255
Loss for the year	$6,996,731	$7,396,731
Deficit – End of year	$43,822,274	$44,222,274

3

Reverse takeover of Mintec International Corporation

Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction is treated as a reverse takeover for accounting purposes whereby Mintec is identified as the acquirer. Accounting for the business combination as reverse takeover results in the following:

a)

The consolidated financial statements of the combined entities are issued under the legal parent (Baja Mining Corp.) but are considered a continuation of the financial statements of the legal subsidiary, Mintec.

b)

Since Mintec is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

c)

The fair value of net assets acquired were as follows:

$

Total assets	110,167
Total liabilities	(63,796)

46,371

(2)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

4

Summary of significant accounting policies

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s significant subsidiary is Mintec and its wholly owned subsidiary, Minera y Metalurgica del Boleo, S.A de C.V., which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated. As described in note 14, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

b)

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

(3)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

4

Summary of significant accounting policies (continued)

c)

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost. Amortization of assets is calculated using the straight-line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	five years
Computer equipment	three years
Vehicles	five years
Software	two years
Warehouse	20 years
Mining machinery and equipment	five years
Transportation equipment	four years
Test mining equipment	two years

d)

Use of estimates

These consolidated financial statements have been prepared in accordance Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties, amortization rates, provision for reclamation costs and stock based compensation.

e)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, other current assets, accounts payable and accrued liabilities and amounts due to related parties.

i)

Foreign exchange risk

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

ii)

Fair value of financial instruments

The carrying values of the cash and cash equivalents, short-term deposits, other current assets, accounts payable and accrued liabilities and amounts due to related parties approximate their respective fair values due to the short-term nature of these instruments.

(4)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

4

Summary of significant accounting policies (continued)

f)

Foreign currency translation

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income for the year.

g)

Basic and diluted loss per share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

h)

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

i)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

j)

Short-term deposits

Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

(5)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

4

Summary of significant accounting policies (continued)

k)

Stock based compensation

On January 1, 2004, the Company adopted the amended Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. In terms of this amended standard, all stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Compensation costs attributable to share options granted are measured at a fair value at the grant date and charged to operations over the vesting period. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital.

l)

Property option agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the option holder, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

m)

Asset retirement obligations

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

n)

Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation of the current year.

5

Mineral properties and mining concessions

Boleo Project details are as follows:

	2006 $	2005 $

Property rights (note 5(a))	651,443	651,443
Mining concessions (note 5(b))	106,350	106,350

Total at cost	757,793	757,793

(6)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

5

Mineral properties and mining concessions (continued)

a)

Property rights

The Company owns three properties covering approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $5,400 (2005 - 5,800).

b)

Mining concessions

The Company acquired certain concessions covered by 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $48,000 (2005 -$154,700).

c)

Details of cumulative expenditures on the Boleo Project are as follows:

	2006 $	2005 $ (restated, note 2)

Amortization	190,650	81,219
Camp, general and travel	2,088,798	1,041,342
Concession fees and other	1,851,296	1,803,328
Drilling	12,690,696	7,891,311
Feasibility studies	7,292,178	2,844,457
Geological and environmental	8,523,038	7,848,953
Infrastructure	687,494	687,494
Management fees	3,438,073	2,893,966
Metallurgical and contract services	5,949,272	5,686,801
Pilot plant costs	5,327,406	2,070,094
Professional fees	4,523,116	3,658,299
Stock-based compensation expenses	4,318,384	1,073,897
Wages and subcontracts	1,787,175	1,259,261

	58,667,576	38,840,422

(7)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

6

Property, plant and equipment

			2006

	Cost $	Accumulated amortization $	Net $

Computer equipment and software	178,313	119,188	59,125
Leasehold improvements	101,559	28,428	73,131
Machinery and equipment	357,636	121,094	236,542
Mining equipment	86,262	75,189	11,073
Office equipment and furniture	89,054	44,825	44,229
Transportation equipment	67,590	41,173	26,417
Warehouse	38,784	25,267	13,517

	919,198	455,164	464,034

			2005

	Cost $	Accumulated amortization $	Net $

Computer equipment and software	131,626	92,915	38,711
Leasehold improvements	101,559	10,152	91,407
Machinery and equipment	274,924	42,749	232,175
Mining equipment	86,262	55,176	31,086
Office equipment and furniture	79,714	33,566	46,148
Transportation equipment	46,922	28,482	18,440
Warehouse	167,149	26,402	140,747

	888,156	289,442	598,714

During the year ended December 31, 2006, the Company recorded an impairment charge against the warehouse of $125,284.

(8)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital

a)

Authorized

Unlimited common shares without par value

b)

Details of transactions are as follows:

	Shares	Amount $

Balance - December 31, 2003	6,153,604	31,577,900

Shares issued (i)	600,000	-
Shares issued on reverse takeover transaction	40,000,000	46,371
Brokered private placement (note 7(d))	10,666,666	8,000,000
Public offering (note 7(d))	2,666,666	2,000,000
Shares issued for agent’s fees	77,370	58,028
Share issue costs	-	(1,116,813)
Shares issued on exercise of stock options	20,000	4,400
Fair value of options exercised (note 7(g))	-	5,517
Shares issued on exercise of warrants	52,000	6,760

Balance - December 31, 2004	60,236,306	40,582,163

Brokered private placement (note 7(d))	8,255,715	2,674,749
Non-brokered private placements (note 7(d))	3,505,249	1,006,358
Share issue costs	-	(577,473)
Shares issued on exercise of warrants	4,243,550	585,322
Shares issued on exercise of stock options	40,000	8,800
Fair value of options exercised (note 7(g))	-	4,498

Balance - December 31, 2005	76,280,820	44,284,417

Brokered private placement (note 7(d))	25,555,556	17,634,879
Share issue costs	-	(2,076,487)
Shares issued on exercise of warrants	4,092,641	3,023,163
Fair value of warrants exercised (note 7(f))	-	699,882
Shares issued on exercise of stock options	1,955,000	684,250
Fair value of options exercised (note 7(g))	-	1,007,982

Balance - December 31, 2006	107,884,017	65,258,086

(i)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent. The amount of share capital proceeds, to the date of the reverse takeover, represents that share capital proceeds of Mintec and is not related to the issuance of the shares by the Company. As a result, although the Company issued 5,137,455 shares in the year ended December 31, 2003 and 600,000 in the 2004 period prior to the reverse takeover, Mintec did not issue any shares and did not have any share capital proceeds. The proceeds raised by the Company are included in the net assets acquired by Mintec in the reverse takeover transaction.

(9)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

c)

Share issued to acquire Mintec

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec in exchange for 40,000,000 shares. The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

d)

Private placements

During the financial year ended December 31, 2006, the following share placements were completed:

i)

April 2006 - a brokered private placement of 25,555,556 units at $0.90 per unit, realizing gross proceeds of $23,000,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.25 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $2.50 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares and warrants was determined using the Black-Scholes pricing model. The fair value of the 25,555,556 shares was estimated to be $17,634,879 and the fair value of warrants was estimated to be $5,365,121. Agent’s, finders and other fees and costs relating to this issue amounting to $1,399,271 were paid in cash. Additionally, the agents were granted 983,993 warrants, representing 5.5%, of units placed by them, entitling the holder to acquire one share at $0.90 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status (fair value $1,308,952 (note 7(f)(v)). The pro rata issue costs of, $2,076,487 were charged to share capital.

During the financial year ended December 31, 2005, the following share placements were completed:

i)

March 2005 - a private brokered placement of 2,000,000 units at $0.60 per unit, realizing gross proceeds of $1,200,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.15 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $308,652. The expiration date for the warrants has been extended to five years on August 25, 2006 as the Company achieved Tier 1 status, on the TSX Venture, prior to expiry of the two-year term. Agents’ fees relating to this placement amounted to $92,500 settled in cash. During 2006, the Company achieved Tier 1 status on the TSX Venture. At this time, all the warrants had been exercised, therefore, no extensions were made for the warrants.

(10)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

d)

Private placements (continued)

ii)

March 2005 - a private non-brokered placement of 100,000 units at $0.60 per unit, realizing gross proceeds of $60,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.15 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $15,435. The expiration date for the warrants has been extended to five years on August 25, 2006 as the Company achieved Tier 1 status, on the TSX Venture, prior to expiry of the two-year term.

iii)

November 2005 - a private non-brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $95,876.

iv)

December 2005 - a private non-brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $134,168.

v)

December 2005 - a private brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue. Agent’s fees relating to this issue amounted to $33,750 settled in cash. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $64,919.

vi)

December 2005 - a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. Each unit consists of one share and one half-share purchase warrant. One share purchase warrants entitles the holder to acquire one share at $0.45 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $341,180. Agent’s fees relating to this issue amounted to $186,581 settled in cash. In addition, the agent was granted Agent’s Options (“Agent’s Option”) equal to ten percent of the number of units placed. Each Agent’s Option will be convertible into one unit of the Company (“Agent’s Units”) for a period of two years from the closing date, at a price of $0.35 per Agent’s Unit. Each Agent’s Unit is comprised of one share and one-half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share for a period of two years from the closing date, at a price of $0.45 per share. The fair value of these units and warrants, using the Black-Scholes pricing model, was estimated to be $161,723. During the year the holder exercised 346,036 warrants at $0.35 and was granted an additional 173,017 warrants at $0.45 with an expiry date of December 21, 2007. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $32,109, with the charge credited to contributed surplus.

(11)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

d)

Private placements (continued)

vii)

The following weighted average assumptions were used for the additional warrants in 2006: Risk free interest rate - 4.21%; dividend yield - nil%; expected volatility - 89.5%; expected life of warrants - 1.5 years.

During the financial year ended December 31, 2004, the following share placements were completed:

i)

April 2004 - In connection with the acquisition of Mintec, the Company completed a brokered private placement of 10,666,666 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share. In connection with the private placement, the Company paid the agent a 6% cash commission, a $48,000 corporate finance fee and granted the agent 533,333 non-transferable share purchase warrants, exercisable into 533,333 common shares at $0.75 until October 19, 2005.

ii)

April 2004 - The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15. In connection with the offering, the Company paid the agent a 6% commission of which $84,473 was in cash and the agent elected to receive 47,370 units for the balance of the commission), a $10,000 administration fee, issued the agent 30,000 units as a corporate finance fee and granted the agent 133,333 non-transferable share purchase warrants, exercisable into 133,333 common shares at $0.75 until October 19, 2005.

(12)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

e)

Share purchase warrants

The fair value of the April 2006 agent warrants, using the Black-Scholes pricing model, was estimated to be $1,308,952 (note 7(f)(vi)). The fair value of the additional agent warrants, using the Black-Scholes pricing model, was estimated to be $32,109 (note 7(d)(vii)).

Warrants issued in terms of the private placement during April 2006, were valued using the Black-Scholes pricing model. The value of 12,777,774 warrants was estimated to be $5,365,121 (note 7(f)(v)) before deducting pro rata issue costs of $631,736, for net proceeds of $4,733,385.

	Shares purchase warrants	Amount $

Balance - December 31, 2004	-	-

Brokered private placement share purchase warrants	5,880,481	960,230
Fair value of agent warrants	525,571	161,723

Balance - December 31, 2005	6,406,052	1,121,953

Brokered private placement share purchase warrants (note 7(d))	12,777,774	5,365,121
Share purchase warrants issue costs	-	(631,736)
Fair value of agent warrants	983,993	1,308,952
Fair value of additional agent warrants	173,017	32,109
Shares issued on exercise of additional agent warrants	(3,340,306)	(699,882)

Balance - December 31, 2006	17,000,530	6,496,517

(13)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

f)

Warrants

A summary of the Company’s share purchase warrants at December 31, 2006, 2005 and 2004 and the changes during the years are as follows:

		2006		2005		2004

	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $

Balance – Beginning of year	13,078,403	0.86	11,582,567	0.76	-	-

Granted	13,934,784	1.22	6,406,052	0.56	11,634,567	0.75
Exercised	(4,092,641)	0.75	(4,243,550)	0.14	(52,000)	0.13
Expired	-	-	(666,666)	0.75	-	-

Balance - End of year	22,920,546	1.10	13,078,403	0.86	11,582,567	0.76

The following table summarizes information about share purchase warrants outstanding at December 31, 2006:

Range of prices $	Number of warrants outstanding and exercisable	Weighted Average Contractual life (years)	Weighted average exercise price $

0.35 to 0.49	3,233,097	0.94	0.44
0.50 to 0.99	945,492	4.28	0.90
1.00 to 1.49	18,741,957	3.66	1.22

	22,920,546	3.30	1.10

i)

4,210,550 warrants, originated in the Company, prior to the reverse takeover transaction.

ii)

The expiration period for 50,000 warrants has been extended to five years, as the Company was granted Tier 1 status on the TSX Venture exchange on August 25, 2006.

(14)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

f)

Warrants (continued)

iii)

The fair value of warrants granted in 2005, using the Black-Scholes pricing model, was estimated to be $1,121,953. The weighted average assumptions used: Risk free interest rate - 3.50%; dividend yield - nil%; expected volatility - 107.3%; expected life of warrant - two years.

iv)

Certain agents warrants, upon being exercised, grant the agent an additional one-half share warrant. (note 7(d)(vi)).

v)

The fair value of warrants granted on April 13, 2006 was, using the Black-Scholes pricing model, estimated to be $5,365,121. The weighted average assumptions used: Risk free interest rate - 4.07%; dividend yield - nil%; expected volatility - 90.0%; expected life of warrant - two years.

vi)

The fair value of agent warrants granted on April 13, 2006 was, using the Black-Scholes pricing model, estimated to be $1,308,952. The weighted average assumptions used: Risk free interest rate - 4.31%; dividend yield - nil%; expected volatility - 90.0%; expected life of warrant - two years.

g)

Stock options

A summary of the Company’s stock options at December 31, 2006, 2005 and 2004 and the changes during the years areas follows:

		2006		2005		2004

	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $

Balance – Beginning of year	6,525,000	0.35	4,670,000	0.72	-	-

Granted	5,445,000	1.23	3,705,000	0.35	4,690,000	0.72
Exercised	(1,955,000)	0.35	(40,000)	0.22	(20,000)	0.22
Expired/cancelled	(75,000)	1.21	(1,810,000)	0.34	-	-

Balance - End of year	9,940,000	0.83	6,525,000	0.35	4,670,000	0.72

(15)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

g)

Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options $	Weighted average exercise price $

0.22 to 0.49	4,570,000	3.01	0.35	4,570,000	0.35
0.50 to 0.99	700,000	4.13	0.78	700,000	0.78
1.00 to 1.49	4,420,000	4.59	1.29	3,500,000	1.31
1.50 to 1.99	250,000	4.40	1.54	250,000	1.54

	9,940,000	3.83	0.83	9,020,000	0.79

i)

The exercise price of stock options granted prior to September 15, 2005 was amended from prices ranging from $0.60 - $0.75 to $0.35, in 2005, and a portion of these were subject to the approval of disinterested shareholders of the Company, which was received in 2006. A revaluation of fair value of the options granted, not yet exercised, and which are subject to this amendment, has been performed using the Black-Scholes option-pricing model. Additional stock-based compensation of $400,000 was determined for 2005 (notes 2 and 7(h)), upon approval of the board of directors, and $1,100,000 for 2006 (note 7(h)), upon approval of disinterested shareholders of the Company.

The following weighted average assumptions were used for the re-priced option: Risk free interest rate – 2006 – 4.15% (2005 – 3.51%); dividend yield - nil%; expected volatility – 2006 - 73% (2005 – 95%) ; expected life of options – 2006 - .5 years (2005 – 3.5 years).

The Company adopted a stock option plan (“the plan”) whereby, the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2006, the Company has reserved 10,788,402 common shares under the plan (2005 - 7,628,082).

The option plan has the following vesting requirement:

i)

Options granted to employees and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date.

ii)

Options granted to other employees, consultants, directors and officers vest immediately.

(16)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

g)

Stock options (continued)

The fair value of the options granted during the year was estimated at each grant date using the Black-Scholes option-pricing model. During the year, the Company granted 5,445,000 five year stock options at an exercise price between $0.56 and $1.54; 1,950,000 of which were granted to directors and 3,495,000 granted to consultants and employees. Stock-based compensation costs, in the amount of $4,140,826 (2005 - $954,030), have been recognized and charged to expenses, with an offsetting amount recorded as a credit to contributed surplus. The exercise price of stock options granted prior to September 15, 2005 was amended from $0.75 to $0.35, subject to the approval of disinterested shareholders of the Company. A revaluation of options granted, not yet exercised, and which are subject to this amendment, has been performed.

The fair value of stock options granted was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2006 $	2005 $	2004 $

Risk-free interest rate	4.15%	3.89%	3.61%
Dividend yield	0%	0%	0%
Expected volatility	89%	57%	81%
Expected stock option life	3.5 years	5 years	4.8 years
Weighted average fair value of stock options granted	$0.80	$0.27	$0.30

h)

Contributed surplus

$

Fair value of options granted (note 7(g))	1,395,706
Fair value of 20,000 options exercised (note 7(b))	(5,517)

Balance - December 31, 2004	1,390,189

Fair value of options re-priced (restated, notes 2 and 7(g))	400,000
Fair value of options granted (note 7(g))	954,030
Fair value of 40,000 options exercised (note 7(b))	(4,498)

Balance - December 31, 2005 (restated, note 2)	2,739,721

Fair value of options re-priced (note 7(g))	1,100,000
Fair value of options granted (note 7(g))	4,140,826
Fair value of 1,955,000 options exercised (note 7(b))	(1,007,982)

Balance - December 31, 2006	6,972,565

(17)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7

Share capital (continued)

i)

Escrow shares

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec were placed into escrow and will be released from escrow over a three-year period. 4,000,000 shares were released on April 20, 2004 and 6,000,000 shares are released every six months thereafter. On August 25, 2006, the Company became a Tier 1 issuer on the TSX Venture Exchange and as a result, the remaining 12,000,000 shares were immediately released from escrow. The escrow shares were also subject to a shareholder pooling agreement which expired on April 20, 2006.

A pooling agreement also covers the escrow shares, in terms of which half of these shares were released by April 20, 2005, a further quarter were released by October 20, 2005. The balance of 10,000,000 shares were released on April 20, 2006.

8

Related party transactions

a)

The Company entered into the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

	2006 $	2005 $	2004 $

Management fees paid or accrued	709,107	452,045	335,157
Legal fees paid or accrued	-	-	97,640
Financing fees paid or accrued	-	-	65,000
Rent and administration costs paid or accrued	-	32,754	64,000
Consulting services paid or accrued	-	-	27,000

	709,107	484,799	588,797

b)

The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	2006 $	2005 $

Tek Terra Corporation	-	46,931
Minera Terra Gaia, S.A. de C.V.	-	11,570
Holmes Greenslade, a law firm of which an insider is a former partner	-	2,685

	-	61,186

(18)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

8

Related party transactions (continued)

b)

(continued)

The amounts are non-interest bearing, unsecured and are due on demand.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

9

Income taxes

a)

The Company operates in Canada and Mexico and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2006 $	2005 $ (restated, note 2)

Accounting loss for the year	23,222,789	7,396,731
Statutory rate	34.10%	35.60%

Expected recovery	7,918,971	2,633,236

Stocked-based compensation	(1,787,122)	(482,035)
Non-deductible expenses	(61,369)	(264,431)
Foreign tax rate differential	(904,376)	(264,091)
Other	81,470	60,158

	5,247,574	1,682,837
Current valuation allowance	(5,247,574)	(1,682,837)

	-	-

(19)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

9

Income taxes (continued)

b)

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2006 $	2005 $

Non-capital loss carry-forwards	8,286,692	3,072,318
Property, plant and equipment	13,216	580
Share issuance costs	619,116	341,916

	8,919,024	3,414,814
Valuation allowance	(8,919,024)	(3,414,814)

Future income tax asset	-	-

c)

The Company has incurred non-capital losses for income tax purposes in Canada and Mexico of approximately $27,898,000, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements because of uncertainty of their recovery. These losses will expire as follows:

$

2007	373,000
2008	213,000
2009	62,000
2010	-
Thereafter	27,250,000

27,898,000

(20)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

10

Segmented information

The Company’s only business activity is exploration and development of mineral reserves. This activity is carried out primarily in Mexico.

The breakdown by geographic region for the year ended December 31, 2006 is as follows:

	Canada $	Mexico $	Consolidated $

Exploration expenses	4,864,828	14,962,324	19,827,152
Capital expenditures	45,574	113,833	159,407
Segment loss	7,533,778	15,689,011	23,222,789
Total assets	9,444,220	2,977,592	12,421,812

The breakdown by geographic region for the year ended December 31, 2005 is as follows:

	Canada $ (restated, note 2)	Mexico $ (restated, note 2)	Consolidated $ (restated, note 2)

Exploration expenses	336,334	4,986,322	5,322,656
Capital expenditures	153,903	445,482	599,385
Segment loss	2,054,885	5,341,846	7,396,731
Total assets	2,733,758	1,643,374	4,377,132

11

Foreign financial instruments

As at December 31, 2006, the Company has the following foreign denominated financial instruments:

	Foreign Currency amount $	Canadian dollar amount $

Cash in United States dollars	1,051,211	1,225,081
Cash in Mexican pesos	947,019	102,183
Value added taxes recoverable in Mexican pesos	3,843,919	414,759
Accounts payable in United States dollars	780,963	910,135
Accounts payable in Mexican Pesos	343,981	37,116

(21)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

11

Foreign financial instruments (continued)

As at December 31, 2005, the Company has the following foreign denominated financial instruments:

	Foreign currency amount $	Canadian dollar amount $

Cash in United States dollars	243,579	284,104
Cash in Mexican pesos	262,449	28,791
Value added taxes recoverable in Mexican pesos	1,028,217	112,795
Accounts payable in United States dollars	124,794	145,135
Accounts payable in Mexican Pesos	878,089	96,326

12

Commitments

a)

On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. (“Bateman”) to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $12.5 million. The definitive feasibility study is scheduled to be completed in 2007 and the agreement may be terminated upon thirty days written notice. As at December 31, 2006, the Company has paid or accrued a total of approximately $11.8 million (2005 - $3.2 million) under the agreement, for a remaining terminable commitment of $0.7 million (2005 - $5.7 million).

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2006 amount to:

$

2007	324,000
2008	288,000
2009	96,000

708,000

(22)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

12

Commitments (continued)

c)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases for office space in Mexico City, expiring June 2007 and August 2007. The future minimum lease payments are as follows:

$

2007	115,000
2008	104,000
2009	104,000
2010	77,000

400,000

d)

On July 28, 2006 the Company acquired an option to purchase four diesel generators for US$600,000. A refundable deposit of US$150,000 has been paid, with the remaining US$450,000 due when the equipment is delivered, but no later than June 30, 2007.

(23)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

13

Supplemental schedule of non-cash investing and financing activities

The following are the non-cash investing and financing activities of the Company:

	2006 $	2005 $	2004 $

Fair value of warrants issued as share capital issuance expense	1,003,618	161,723	-
Fair value of warrants issued as share purchase warrants issuance expense	305,334	-	-
Shares issued for acquisition of Mintec	-	-	46,371
Property, plant and equipment acquired on business combination	-	-	1,828
Resource property acquired on business combination	-	-	27,000
Accounts payable assumed on business combination	-	-	63,796
Sale of subsidiary with a resource property in exchange for consulting services received	-	-	27,000
Interest received	243,590	26,140	94,281
Interest paid	-	-	-

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States.

a)

For United States GAAP purposes, the Company expenses, as incurred, the exploration and development costs relating to unproven mineral properties, including the purchase price. When proven and probable reserves are determined for a property and a feasibility study prepared, those subsequent exploration and development costs of the property would be capitalized.

(24)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”) (continued)

b)

The impact of the above differences between Canadian and United States GAAP on the deficits as at December 31, as reported, is as follows:

	2006 $	2005 $ (restated, note 2)	2004 $

Deficit - As reported	(67,445,063)	(44,222,274)	(36,825,543)
Less capitalized mineral property costs	(757,793)	(757,793)	(757,793)

Deficit in accordance with United States GAAP	(68,202,856)	(44,980,067)	(37,583,336)

c)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Number $	Amount $	Share purchase warrants and contributed surplus $	Deficit $	Comprehensive income $	Total $

Shareholders’ equity balance as reported at December 31, 2004	60,236,306	40,582,163	1,390,189	(36,825,543)	-	5,146,809
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)

Shareholders’ equity in accordance with United States GAAP at December 31, 2004	60,236,306	40,582,163	1,390,189	(37,583,336)	-	4,389,016

Shareholders’ equity balance as reported at December 31, 2005 (restated, note 2)	76,280,820	44,284,417	3,861,647	(44,222,274)	-	3,923,817
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)

Shareholders’ equity in accordance with United States GAAP at December 31, 2005 (restated, note 2)	76,280,820	44,284,417	3,861,647	(44,980,067)	-	3,166,024

Shareholders’ equity balance as reported at December 31, 2006	107,884,017	65,258,086	13,469,082	(67,445,063)	-	11,282,105
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)

Shareholders’ equity in accordance with United States GAAP at December 31, 2006	107,884,017	65,258,086	13,469,082	(68,202,856)	-	10,524,312

(25)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”) (continued)

d)

Stock-based compensation plans

Effective January 1, 2006, the Company adopted SFAS 123 (Revised). This standard amends SFAS 123 Accounting for Stock- Based Compensation and supersedes SFAS 148 Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123. The principal amendments relate to the requirement to use a fair value method to record stock-based compensation, to the measurement methodology to evaluate equity instruments such as options and to the financial statement disclosure requirements. The measurement methodology must specifically provide for an estimation of forfeitures of employee stock awards, and compensation cost shall only include cost for awards expected to vest. As the fair value provisions of SFAS No. 123 (Revised) are consistent with the Company’s stock-based compensation plans, the application of this standard has not had significant impacts on its consolidated financial statements in the current year.

Effective January 1, 2004, for US GAAP purposes, the Company adopted the fair value method of accounting using the modified prospective method of SFAS 148. Accordingly, the compensation expense for 2004 reflects the fair value of all stock options granted since January 1, 2004 as well as the relevant portion of grants made prior to January 1, 2004, that were not vested at that date, of which there were none.

Under Canadian GAAP, the Company adopted the recommendations of Section 3870 of the Handbook, Stock-based Compensation and Other Stock-Based Payments which also states that a fair value based measurement must be used. However, the recommendations were applied retroactively with restatement for all stock options granted since January 1, 2002. As there were no material options outstanding during this period, under US GAAP, there is no significant impact to the compensation expense for 2006, 2005 or 2004.

e)

Recent United States accounting pronouncements

In July 2006, the Financial Standards Board released FIN 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109 (“FIN 48”), which is effective for annual periods beginning on or after December 15, 2006, which is the year ending December 31, 2007 for the Company. FIN 48 provides a comprehensive accounting model and prescriptive disclosure requirements related to income tax uncertainties. We do not expect the adoption of this standard to have a material impact on our consolidated US GAAP financial statement disclosure

.

(26)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”) (continued)

e)

Recent United States accounting pronouncements (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of this standard to have a material impact on our consolidated US GAAP financial statement disclosure.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company December 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatement should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. The Company does not believe SAB 108 will have a material impact on its consolidated financial statements.

f)

Recent Canadian accounting pronouncements

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual consolidated financial statements and the Company also has the option to adopt U.S. GAAP at any time prior to the expected conversion date. Accordingly, it would be premature to assess the impact of the initiative, if any, on the Company at this time.

(27)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

14

Differences between United States and Canadian generally accepted accounting principles (“GAAP”) (continued)

f)

Recent Canadian accounting pronouncements (continued)

New standards

Effective January 1, 2007, the CICA issued three new standards: “Financial Instruments - Recognition and Measurement.” “Hedges” and “Comprehensive Income.” The implementation of these standards will require the Company to present a separate statement of comprehensive income. Investments and marketable securities will be recorded in the consolidated balance sheet at fair value. Changes in fair value of marketable securities will be recorded in income and changes in the fair value of investments will be reported in comprehensive income. The impact of these standards on the Company, result in no Canadian-U.S.GAAP differences.

The AcSB issued CICA Section 1506, Accounting Changes. The standard prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The standard requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting policies and estimates and correction of errors made in fiscal years beginning on or after January 1, 2007. The impact of Section 1506 cannot be determined until such time as the Company makes a change in accounting policy.

15

Subsequent events

a)

Subsequent to year-end, the Company had its shares listed on the Toronto Stock Exchange.

b)

Subsequent to year-end, the Company had its US Form 20-F Registration Statement cleared. The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934, as amended, and renders the shares eligible for listing in the United States

.

(28)

Baja Mining Corp.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

15

Subsequent events (continued)

c)

Subsequent to year-end, the Company reached agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the “Buffer Zone” of such Biosphere. The Company paid US$100,000 on January 31, 2007 and issued three Special Warrants on January 9, 2007 for an aggregate of 180,000 common shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provision for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund. The fair value of the Special Warrants was estimated at the issue date using the Black-Scholes option-pricing model. The fair value of the warrants is $47,582.

d)

Subsequent to year-end, the Company granted 200,000 stock options to a new employee of the Company at a price of $1.30 per share, for a period of five years from the date of grant.

(29)

BAJA MINING CORP.

Management Discussion and Analysis

YEAR END REPORT – December 31, 2006

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the year ended December 31, 2006. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2006, all of which are available at the SEDAR website at www.sedar.com.  This MD&A is current as of March 29, 2007.

Restatement

The audited December 31, 2005 and the year then ended financial statements have been restated.  Please see note 2 of the December 31, 2006 financial statements and page 23, disclosure controls and procedures, and page 24, internal controls over financial reporting, in the MD&A for additional information.

Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp. (the “Company”) is involved in the development of the Boleo copper-cobalt-zinc-manganese deposit, Mexico. The Company commenced operations upon incorporation in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation (“Mintec”). The business combination resulted in a change of control of the Company whereby Mintec was deemed to be the acquirer. The transaction was accounted for under the purchase method, on a reverse take-over basis (“RTO”). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), owns a 100% interest in a copper-cobalt-zinc-manganese mineral deposit (the Boleo property). Since the completion of the above-mentioned business combination, the Company has been focused on completing a Definitive Feasibility Study (“DFS”) on the Boleo property.

The Company continues to march towards completion of the DFS.  We completed the in-fill drill program, interim resource model, interim 20 year mine plan and filed the Updated preliminary economic assessment.  The Company is close to completion of all its offering documents for primary debt but was delayed by over a month in the receipt of the final resource model.

With the resource model now completed we expect to complete the bank commitments and the DFS in the second quarter of 2007.

The Boleo Project

The Boleo property is located on the east coast of Baja California Sur, Mexico near the town of Santa Rosalia, some 900 kilometres south of San Diego.  The deposit contains seven (7) mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting. Over the last thirteen years, approximately CAD $58 million has been spent on exploration, pre-feasibility studies, a pilot test plant and the current DFS on the Boleo Project.

The Boleo property consists of roughly 11,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as a contiguous titled block.  The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve.  The required Environmental Impact Manifest (EIM), submitted in early 2006, was approved by the Mexican authorities in December 2006. A fully executed agreement was received by the Company in January 2007 allowing the project to be built and to operate in the biosphere.

The Boleo project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines feeding ore to a processing plant utilizing a two stage leaching circuit followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as metal and zinc as zinc sulphate.

The Company released the results of the Updated Preliminary Economic Assessment (“Updated PEA”) for the Boleo project on February 7, 2007.

The Company is now currently finalizing the DFS on the Boleo property, under the direction of Bateman Engineering Inc. Canada (“Bateman”), with assistance primarily from Bateman’s office in Brisbane, Australia and Wardrop Engineering of Vancouver (“Wardrop”), to confirm the viability of placing such property into production to produce copper metal, cobalt metal, or an intermediate cobalt product (such as cobalt carbonate) for further processing off-site, zinc sulphate and an intermediate manganese product such as manganese carbonate or manganese sulphate.  All technical work in regard to the process plant for the definitive feasibility study was completed in July 2006 (although certain technical reports remain outstanding). In-fill drilling to enhance mineral resources to “Measure and Indicated Resources”, has, delayed completion of the mine design until early 2007 and accordingly the Definitive Feasibility Study is expected to be delivered in the second quarter of 2007.

Current Development in the year ended December 31, 2006

Updated Preliminary Economic Assessment

On February 7, 2007 an Updated PEA1 of the El Boleo Project was announced and was dated January 31, 2007.

The update incorporates the results of 20,000 metres of a 38,000 in-fill drilling program.  The 20,000 metres of drilling was completed in early October 2006 as well as the capital cost estimate that has been prepared by Bateman and Wardrop for the process plant.

The drill program continued through to the end of December 2006 and assay results from the remaining 18,000 metres of the program have now been received and are being incorporated into the DFS that is anticipated to be completed in the second quarter of 2007.   The capital costs of the DFS is expected to materially change from that of the Updated PEA.

The Resource Estimate included in the Updated PEA have been updated by Hellman & Schofield Pty Ltd (“H&S”) to include the results of the 20,000 metres of drilling of a  38,000 in-fill drilling program. Using the H&S model, the underground mine plan has been developed by Agapito Associates, Inc.

1 The Updated PEA is contained within a National Instrument 43-101 report dated January 31, 2007entitled “A Updated Preliminary Assessment of El Boleo Copper Cobalt Project”, Baja California South, Mexico, prepared for Baja Mining Corp. by independent Qualified persons, William Yeo, MAusIMM, PhD., of Hellman & Schofield, John Wyche, MAusIMM, MMICA, CPEng, of AMDAD, Michael Holmes, MSAIMM, PEng., of Bateman, Eric Norton, BASc, P.Eng., Scott G. Britton, P.Eng., Tim Ross, P.Eng., SME Registered Member, of Agapito Associates Inc. and Don Hunter, FAusIMM, MIOM,CPEng, C.Eng. (the “Bateman Preliminary Assessment”). The Updated PEA contained in the Bateman Preliminary Assessment was prepared by Eric Norton, Vice-President of the Company and a non-independent Qualified Person. The PEA was reviewed by Don Hunter, FAusIMM, MIOM,CPEng, C.Eng., to provide for necessary independence under N.I. 43-101.  The entire report is available under the Company’s profile at www.sedar.com or on its website www.bajamining.com.

2

(“AAI”) of Grand Junction, Colorado, and the open cut plan has been developed by Australian Mine Design and Development (“AMDAD”) of Sydney, Australia.

Highlights:

•

Project economics are robust using conservative long term metal prices of US$1.25/lb for copper, and US$12.00/lb for cobalt;

•

Cash cost of production of copper averages US$0.15/lb, net of (cobalt and zinc but not including manganese) by-product credits, for the 19 years after the start-up year;

•

The 20 year project IRR (after taxes) is 19.0%;

•

The after tax NPV (using an 8% discount rate) is US$333 Million (Cdn$392 Million).  The Company currently has 108 million shares outstanding;

•

If current metal prices were used, the IRR would be 40.6% and NPV would be US$1,457 million

•

Annual metal production in the first four (4) full years of production (following the start-up partial year of 2009) averages 52,700 tonnes of copper cathode, 2,200 tonnes of cobalt cathode, and 10,000 tonnes of zinc contained in zinc sulphate monohydrate;

•

Production of manganese carbonate remains an opportunity to enhance project economics;

•

Project economics have been modeled for the first 20 years.  A total of 58.5 million dry tonnes of ore will be processed during this period. Current measured and indicated resources total 232.8 million dry tonnes, with a further approximately 200 million dry tonnes of inferred resource, leaving a large resource available for further development in the long term;

•

An early start-up of the copper production circuit will provide revenue during the construction of the cobalt and zinc recovery circuits, reducing the financial risk;

•

The project does not require external infrastructure support and produces all of its own requirements for power and desalinated water.

•

The project will create over 600 full time jobs for the community of Santa Rosalia.

Resource Model

In 2006, using the results of 20,000 metres of drilling of a  38,000 in-fill drilling program, geological consultants, H&S produced a comprehensive resource model of the El Boleo deposit using two specific modeling approaches, namely a seam modeling approach for underground mine design and a 3D-block model approach for open-cut design.  Statistical analysis of the assay data from each manto showed that the histograms of Cu, Co, Zn and Mn were not highly skewed, indicating that ordinary kriging was an appropriate estimation method.

The reported Measured, Indicated and Inferred resource estimates for all mantos, based on Copper equivalent cut-off grades (defined as CuEq = Cu + 12Co/0.95 + 0.45Zn/0.95)1 at grade thresholds of 0.5% and 1.0% CuEq are shown in the table below:

Resource		Cu Equiv Cut-off Grade
		0.50%	1.00%
Measured	Tonnes (106)	59.4	53.2
	Cu Equiv%	2.15	2.30
	Cu%	0.86	0.94
	Co%	0.088	0.091
	Zn%	0.46	0.48
	Mn%	2.77	2.87

3

Indicated	Tonnes (106)	173.4	128.3
	Cu Equiv%	1.72	2.05
	Cu%	0.76	0.96
	Co%	0.055	0.064
	Zn%	0.54	0.60
	Mn%	2.74	3.06

Total M&I	Tonnes (106)	232.8	181.5
	Cu Equiv%	1.83	2.13
	Cu%	0.79	0.96
	Co%	0.064	0.072
	Zn%	0.52	0.56
	Mn%	2.75	3.00

Inferred	Tonnes (106)	202.6	114.3
	Cu Equiv%	1.32	1.76
	Cu%	0.46	0.66
	Co%	0.043	0.055
	Zn%	0.65	0.88
	Mn%	2.67	3.38

1.   Mn is not considered in the equivalency formula.

Project Economics:

Project economics are presented for three cases: the Base Case; the "5 Year Average (3 year trailing plus 2 year leading) Price" case; and the "Current Price" case.

4

Base Case: To generate commercially sound long-term plans for the Boleo project, the Base Case economics for the project have been developed using conservative long-term metal prices of $1.25 per pound of copper, $12.00 per pound of cobalt, and $950 per metric tonne of zinc sulphate monohydrate.

As the start-up date of the project is relatively well defined and in the near future (Q2 of 2009), the LME five (5) year forward price curve for copper has been used for pricing in the first three (3) years of production with an extrapolated transition to the long term price in the fourth year.  Those prices (as of January 25, 2007) are $2.20 in 2009, $1.95 in 2010, and $1.75 in 2011.

5 Year Price Case: For comparison purposes the project economics are also shown using the weighted average 3 year trailing/2 year leading price for copper and cobalt ($2.20/lb and $16/lb).

Current Price Case: The Base Case prices are considerably lower than current prices, which as of the end of January 2007 are approximately $2.50, $26.00, and $1,500, respectively. A Case is shown using current prices but the Company does not expect that current prices will be sustained over the long term and the case is shown for comparative purposes only.

The project economic analysis is presented on a 100% equity financed basis.

Project Economic Summary
	Base Case	5 year prices	Current Prices
IRR – pre-tax	23.1%	35.9%	48.0%
IRR – after tax	19.0%	30.2%	40.6%
NPV* @ 0% Discount rate	$1,002	$2,243	$3,455
NPV @ 6% Discount rate	$446	$1,115	$1,787
NPV @ 8% Discount rate	$333	$891	$1,457
NPV @ 10% Discount rate	$243	$713	$1,195

*Note: all NPVs are After-Tax, and US$ Millions.

Sensitivities:

The project is most sensitive to 4 key variables:  Copper price, Cobalt price, Capital Costs, and Operating Costs.  The sensitivity of the After-Tax IRR and NPV (at 8% discount rate) relative to the Base Case are shown in the table below to indicate the effect of + or – 10% changes in the key variables.

	After Tax IRR			After Tax NPV @ 8% ($Millions)
	-10%	Base Case	+10%	-10%	Base Case	+10%
Copper price	16.0%	19.0%	21.7%	$236	$333	$420
Cobalt price	18.1%	19.0%	19.9%	$298	$333	$367
Capital Cost	21.5%	19.0%	16.6%	$375	$333	$283
Operating Cost	20.7%	19.0%	17.1%	$396	$333	$266

5

Opportunities:

Several opportunities exist that could further enhance the value of the project.  Some, such as tax rates, are beyond the control of the Company but others will continue to be examined while the DFS is being completed and beyond.

1.

Mining:  Incorporation of the remaining 18,000 metres of in-fill drill data may positively impact the Resource Model and the mine plans.  The mine plans that have been used in this PEA are considered to be conservative.

2.

Contract Mining:  Discussions are being held with potential contract miners that could result in more efficient operation of the open cut orebodies, the limestone quarry, and construction of the tailings dam.

3.

Manganese production:  The production of manganese carbonate would require very little additional capital (about $20 Million).  It has not been included in this PEA, however, since the market is not as well defined as other base metals and including it at this time would increase the financial and technical risk of the project. Manganese carbonate can be used as an intermediate product for processing into other manganese products with higher values, such as electrolytic manganese dioxide and manganese sulphate.  “Expressions of Interest” have been received from potential off-take parties for the manganese carbonate and the possibility of production will continue to be reviewed.  If an average selling price of $400/t of manganese carbonate is achieved the NPV8 of the project could be enhanced by $110 Million and the Cash Cost of Copper, net of byproduct credits, would be reduced by $0.25/lb to a negative $0.10/lb.

4.

Sulphur Pricing:  One of the largest operating cost components of the project is the delivered price of sulphur.  It is assumed, for this evaluation, that sulphur is sourced in the southern USA and transported by rail to the port of Guaymas and barged across the Sea of Cortez to Santa Rosalia.  An alternate proposal is being reviewed which could significantly reduce the delivered cost.  It is expected that the review of the alternatives will be complete and available for inclusion in the Definitive Feasibility Study.

5.

Tax Rates:  The current corporate income tax rate in Mexico is 28% and this rate has been used for the project evaluation.  The rate has been decreasing at a rate of 1% per year and it has been stated that the objective is to continue reducing it until it reaches 25%.  However, this legislation has not been passed by the current Congress and it has not been assumed for this evaluation.  Application of a 25% tax rate would increase the NPV8 of the project by $21 Million.

6.

Diesel price:  The diesel price used in this evaluation is $0.50/litre, the current price.  Mexican legislation allows for a rebate of the Mexican IEPS tax that is built into the price for the non-mobile (movement of people) use of diesel, and this project would qualify for that rebate.  The rebate rate is set monthly, and is normally approximately 30%.  For the recent few months the rate has been set at 0% and we have assumed that it will remain at 0%.  If the rebate was to be re-enacted the NPV8 of the project would increase by $12 Million.

7.

Minor metals:  The Boleo deposit contains trace amounts of high value minor metals such as Indium, Germanium, Gallium and Rare Earth metals.  The possible recovery of these elements will continue to be investigated.

6

Phase 2 test mine demonstrates potential for high productivity underground mine

The primary purpose of the second mine trial was to document roof bolting production rates utilizing specialized roofbolting equipment in the Boleo clay and sandstone roof conditions. The initial mine trial was unable to take advantage of modern roofbolting technology. Additionally the production rate of the continuous miner was less than expected due to mechanical failure of its conveyor system. Consequently during the initial mine trial, roofbolting and excavation production rates did not meet expectations. This second mine trial was organized to provide a more accurate estimate of underground production rates for the Boleo property.

The second mine trial demonstrated that with appropriate roofbolting equipment, and the use of modern continuous mining machines, production rates should be achievable that can meet the initial designed plant process rate of 2.6 million dry tonnes of ore per year and, with a proportional increase in equipment and staffing, meet the 3.1 million dry tonnes of plant feed currently scheduled for later years.

Environmental Permits

The Mexican Federal Environmental Agency (Secretaria de Medio Ambiente y Recursos Naturales – “SEMARNAT”) has approved the Environmental Impact Manifest (“Manifestación de Impacto Ambiental - “MIA”) for the Company’s El Boleo copper-cobalt-zinc-manganese Project.

This approval allows the company to start construction and operation activities at the Boleo Project and is the key step to obtaining other required permits.

Prior to the initiation of exploration or construction activities, all mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT. This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction. The Company’s Environmental Impact Manifest (“MIA”) was filed with SEMARNAT on May 8, 2006 and final approval to the MIA was received from SEMARNAT on December 7, 2006.

Establishment of Trust Fund for Conservation

The Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the "Buffer Zone" of such Biosphere. The compensation fund commenced with a payment of US$100,000 on January 31, 2007 and the issuance of three Special Warrants for an aggregate of 180,000 Common Shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provision for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.  The warrants have created a liability recognized on issuance in 2007 of $47,582.

7

The establishment of an environmental compensation agreement was a condition under which SEMARNAT approved the Environmental Impact Manifest for the Company’s El Boleo copper-cobalt-zinc-manganese Project. The Agreement was executed with CONANP, Minera y Metalurgica del Boleo, S.A de C.V. (the Company’s wholly owned Mexican subsidiary), and ECOBANCA, Association Civil (a Mexican non-profit organization). Under such agreement, the parties have agreed to create a "Technical Subcommittee", to manage the resources committed under the agreement and to establish and supervise a work program within the El Vizcaino Biosphere. Baja Mining, or its subsidiary, will have a representative on the Technical Subcommittee.

Management and Personnel Additions and Changes

The appointment of:

•

Eric Norton, P.Eng initially as Director of Project Development and subsequent promotion to V.P. Project Development and Operations;

•

Scott G. Britton, P.Eng., appointment as General Manager – Mining;

•

William Murray, P. Eng., promotion to the new position of Vice President - Corporate Development;

•

Kendra Greenslade, promotion to Corporate Secretary;

•

Rowland Wallenius, CA, appointment as Controller;

•

Terry Hodson, P. Geo, appointment as General Manager – Geology; and

•

Michel Laflamme, appointment as Director, Supply Chain (effective April 1, 2007).

Form 20F Registration Statement Cleared

On January 15th, 2007 we were advised by the United States Securities and Exchange Commission (“SEC”) that it has cleared all comments related to the Registration Statement filed by the Company on Form 20-F. The Registration Statement may be reviewed in its entirety under the Company’s profile under the US Securities and Exchange Commission website at www.sec.gov/edgar.shtml.

The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934, as amended, and renders the shares eligible for listing in the United States. The Company’s common shares are not currently listed for trading on any exchange in the United States.

Graduation to Toronto Stock Exchange

On February 6, 2007 the Company ceased trading on the TSX Venture Exchange and on February 7, 2007 commenced trading on the Toronto Stock Exchange (“TSX”). The ticker symbol remains BAJ.

Selected Annual Information

The following financial data is selected financial information for the Company for the three most recently completed financial years ending December 31, presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

	2006	2005 (restated)	2004
Total revenues	$ -	$ -	$ -
Loss for the year	$(23,222,789)	$(7,396,731)	$ (5,391,685)
Basic and diluted loss per share for the year	$(0.24)	$(0.11)	$(0.10)
Total assets	$ 12,421,812	$ 4,377,132	$ 6,355,007

8

Financial year 2006 compared to financial year 2005

During 2006 the Company increased exploration activities significantly over 2005.  The Company engaged in an extensive 38,000 metre drilling program, completed the majority of the work required to complete the DFS, built and tested a pilot plant and hired significant mining and managerial experience, who were issued stock options with a significant value.  This resulted in almost four-fold increase in exploration expenditures of $19,827,154 (2005- $5,322,656 (restated)) and over three-fold increase in loss for the year of $23,222,789 (2005-$7,396,731 (restated)).

Financial year 2005 compared to financial year 2004

The Company recorded a loss in 2005 of $7,396,731 - restated ($0.11 loss per share) compared to a loss in 2004 of $ 5,391,685 ($0.10 loss per share). The increased loss in 2005 was primarily attributable to the increase in exploration expenditure after the business combination the previous year.  The most noticeable increases were, feasibility study expenditures of $1,206,270 (2004 - $507,930) and drilling expenditures of $706,062 (2004 – $128,071).

Results of Operations

Comparison of December 31, 2006 to December 31, 2005

Operations

The Company is still at the exploration stage at its Boleo Project and has no revenue generating activities. For the year ended December 31, 2006, the Company recorded a loss for the year of $23,222,789 (2005 - $7,396,731 (restated)) or $0.24 (2005 - $0.11) loss per share. The results are representative of the significant increases in exploration activity and the increased administrative support compared with the same period in 2005.

Exploration Expenses

The Company incurred $19,827,154 in exploration expenses during the year ended December 31, 2006 (2005 - $5,322,656 (restated)).  This increase is the result of the following significant changes:

•

Camp, general and travel, including increased site costs and significantly increased travel to the site required during drilling reviews, DFS reviews, test mine reviews, pilot plant reviews and site maintenance, incurring total costs during the year ended December 31, 2006 of $1,047,456 compared to $471,457 during the year ended December 31, 2005, an increase of $575,999;

•

Concession and claim fees, a decreased of $136,444 as a result of changes in the Mexican concession rules regarding the age of the titles.  This change benefited us without affecting our claims.  Fees during the year ended December 31, 2006 were $47,968, compared to $184,412 the previous year ended December 31, 2005.

•

Drilling, including an extensive 38,000 metre drilling program, incurring total costs during the year ended December 31, 2006 of $4,799,385 compared to $706,062 during the year ended December 31, 2005, an increase of $4,093,323;

•

Feasibility studies, completion of the majority of the work required to complete the DFS, incurring total costs during the year ended December 31, 2006 of $4,447,721 compared to $1,206,270 during the year ended December 31, 2005, an increase of $3,241,451;

•

Geological and environmental, increased work required with the completion and acceptance of the Company’s environmental manifesto and increased geological work, incurring total costs during the year ended December 31, 2006 of $674,085 compared to $425,153 during the year ended December 31, 2005, an increase of $248,932;

9

•

Pilot plant costs, built and tested a phase 2 pilot plant, incurring total costs during the year ended December 31, 2006 of $3,257,312 compared to $705,870 during the year ended December 31, 2005, an increase of $2,551,442;

•

Professional and consulting fees, increased use of external and management consultants to lead, perform tasks, assist, participate in, provide insight, review and comment on the exploration, Updated PEA and the DFS, incurring total costs during the year ended December 31, 2006 of:

o

Related party, $544,107 of fees to management and Company officers compared to $329,112 during the year ended December 31, 2005, an increase of $214,995;

o

Other, $864,817 compared to $438,421 during the year ended December 31, 2005, an increase of $426,396;

•

Wages and subcontracts, hired significant mining and managerial experience with two new mining executives in the second quarter of 2006 and hired miners in Mexico to conduct the test mining, incurring total costs during the year ended December 31, 2006 of $527,914 compared to $NIL during the year ended December 31, 2005; and

•

Stock-based compensation, new and existing mining and managerial personnel were issued stock options with a significant value fair value, additional fair value related to the September 2005 re-priced options, requiring disinterested shareholder approval that was not received until June 2006, incurring total costs during the year ended December 31, 2006 of $3,244,487 compared to $495,515 (restated) during the year ended December 31, 2005, an increase of $2,748,972.

The Company is completing the DFS which will be published during the second quarter of 2007 and we expect it to confirm the update PEA.  Expenditure levels during the first quarter of fiscal 2007 are anticipated to remain at 2006 levels for the costs related to the feasibility study, professional fees, wages, and geological and environmental work, but we expect reductions in costs for drilling, as this was complete in January 2007, pilot plant costs, as this was completed in 2006, and stock option expense, as their were only 200,000 stock options issued in 2007.  The Company will then use the DFS to secure financing of the El Boleo project.  Although the Company is optimistic about the project financing we have not received any written commitments or undertaking at filing, and there is no guarantee the Company will be able to secure any financing.  The outcome of the various project financing negotiations will dictate the expenditure levels during 2007 as the Company plans on moving into development and construction during 2007.

General and Administrative Expenses

General and administrative expenses for the 2006 financial year were $3,961,768, an increase of $1,869,169, compared with the previous year of $2,092,599 (restated).  The increased costs represented the increased support required of the growing Boleo project, the increased regulatory costs associated with increased regulatory requirements in Canada and now the United States as the Company enters the US regulatory arena and the support required as the company completed the Updated PEA and works towards finalizing the DFS.  The increased costs are outlined as follows:

•

Audit and legal fees: $259,696 (2005 - $271,838), the decrease is a result of a 2004 audit fee under accrual increasing the 2005 provision by approximately $30,000.  Allowing for the under accrual, the legal and audit fees during the year ended December 31, 2006 and 2005 increased due to listing the Company as a Tier 1 filer on the TSX Venture Exchange, followed by listing on Toronto Stock Exchange and work on the filing and acceptance of US Form 20-F for US SEC regulatory approval;

10

•

Filing, exchange and transfer agent fees: $86,322 (2005 - $48,758), the increase resulted from the Company’s project activity, resulting disclosure requirements, financings and option and warrant conversions;

•

Directors fees, monthly fees for independent directors, totalling $42,500 during the year, became effective March 1, 2006;

•

management and consulting fees:

o

Related party, $165,000 (2005 - $122,933), related party management fees include part of the CEO’s fees relating to administration and fees paid to the managing director of Mexico;

o

Other $186,449 (2005 - $101,302), consulting fees were paid to financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project;

•

Office and general: $168,412 (2005 – $73,663), The increased activities and personnel required upgrades in operating leased office equipment, higher uses of office supplies and Spanish lessons to increase the effectiveness of personnel dealing in Mexico;

•

Stock based compensation: $1,996,339 (2005 - $858,515 (restated)), during the year ended December 31, 2006, the Company granted 5,445,000 (2005 - 3,705,000) stock options to directors, employees and consultants of the Company. The fair value of options granted was estimated using the Black-Scholes option pricing model.  The increased grants and the increased volatility of the Company’s common shares have dramatically increased the fair value.  Additional fair value also related to the September 2005 re-priced options, requiring disinterested shareholder approval that was not received until June 2006.  The stock expense has been allocated between administrative and exploration activities based upon the activities performed for the Company;

•

Travel: $186,839, (2005 - $35,810), travel has been allocated between exploration and administration based upon the purpose of the travel.  Travel to Mexico City, the El Boleo site and to various investor and trade shows in North American and Europe during the year was required for operational purposes, to secure funding, to increase the profile and investor awareness programs; and

•

Wages and subcontractors : $461,153 (2005 - $184,578), Costs have increased due to key additions of employees and the recruitment of additional administration staff as the Company moves to the next stage of the El Boleo project.

Other items

•

Foreign exchange gain (loss): $60,995 (2005 – ($7,616)), resulting from all financing raised in CDN dollars with the years increased expenditures, there are significant payments required in Mexican Pesos and US dollars.  Funds are transferred monthly to Mexico in US dollars and funds are converted to Pesos or other currencies as needed.  The Company does not hedge its foreign currencies; and

•

Interest income: $505,138 (2005 - $26,140), The company invested the equity raised in 2006 in short term guaranteed term deposits, which generated significant interest during the year.

Comparison of December 31, 2005 to December 31, 2004

Operations

The Company was still at the exploration and development stage at its Boleo Project and has no revenue generating activities. For the year ended December 31, 2005, the Company recorded a net loss of $7,396,731 - restated (2004 - $5,391,685) or $0.11 (2004 - $0.10) loss per share. The results are indicative of the higher exploration and administrative activities in 2005 compared with the same period in 2004.

11

Exploration Expenses

The Company incurred $5,322,656 - restated in exploration expenses during the year ended December 31, 2005 (2004 - $3,825,698). With the completion of the $10 million financing in April 2004, the Company has been focused on completing the DFS and test mine on the Boleo property in Mexico. The majority of the exploration expenses in the current year related to environmental consulting, feasibility studies, drilling and other professional consulting fees in connection with the Boleo property.  The significant changes are:

•

Amortization in 2004 related entirely to non exploration equipment therefore all amortization was allocated to administration, while during 2005 $81,219 of the amortization related to exploration capital equipment;

•

Camp, general and travel, including increased site costs and travel to the site, incurring total costs during the year ended December 31, 2005 of $471,457 compared to $230,530 during the year ended December 31, 2004, an increase of $240,927;

•

Drilling, During 2004 was very minor and increased to assist to develop the resource, incurring total costs during the year ended December 31, 2005 of $706,062 compared to $128,071 during the year ended December 31, 2004, an increase of $577,991;

•

Feasibility studies, began in 2004 and work increased during 2005 to complete the DFS, incurring total costs during the year ended December 31, 2005 of $1,206,270 compared to $507,930 during the year ended December 31, 2004, an increase of $698,340;

•

Geological and environmental, increased environmental and geological work was required as the project developed, incurring total costs during the year ended December 31, 2005 of $425,153 compared to $238,738 during the year ended December 31, 2004, an increase of $186,415;

•

Metallurgical costs increased in 2005 as work on the process increased, incurring total costs during the year ended December 31, 2005 of $279,165 compared to $64,533 during the year ended December 31, 2005, an increase of $214,632;

•

Pilot plant costs, during 2004 the phase 1 pilot plant was designed and built while during 2005 was the beginning of the second, incurring total costs during the year ended December 31, 2005 of $705,870 compared to $1,364,224 during the year ended December 31, 2004, a decrease of $658,354;

•

Professional and consulting fees, increased use of external and management consultants to lead, perform tasks, assist, participate in, provide insight, review and comment on the exploration, and the DFS, incurring total costs during the year ended December 31, 2005 of:

o

Related party, $329,112 compared to $211,884 during the year ended December 31, 2004, an increase of $117,228;

o

Other, $438,421 compared to $337,925 during the year ended December 31, 2004, an increase of $100,496;

General and Administrative Expenses

General and administrative expenses for the 2005 financial year increased by $127,371 compared with the previous year. Increases were mainly in the following areas:

•

Amortization: $56,313 (2004 - $19,864) The increase is related to the acquisition of $599,385 of capital assets, of which $153,903 were in Canada, non-exploration, and $445,482 were in Mexico, exploration;

•

Audit and legal fees: $271,838 (2004 - $51,653) Comprised of the following: audit fees $89,271 (2004 - $33,311), accounting fees 35,078 (2004 - $Nil) and legal fees $147,489 (2004 - $18,342). Audit fees were underprovided for in the 2004 financial year resulting in additional charges in the 2005 financial year. Extensive legal costs were incurred relating to consultations with legal council regarding listing the Company as a Tier 1 filer on the Toronto Stock Exchange;

•

Management and consulting fees: $224,235 (2004 - $173,740) Consulting fees of $101,302 were paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project, and $122,933 paid to management and related parties of the Company;

12

•

Rent: $133,946 (2004 - $70,595) In July 2005 the Company relocated its Vancouver office to more spacious premises resulting in an increase in expenses;

•

Stock based compensation: $1,354,030 - restated (2004 - $817,324) During the year ended December 31, 2005, the Company granted 3,705,000 stock options to directors and consultants of the Company at an exercise price of $0.35. A further 1,350,000 stock options were granted to investor relations consultants at an exercise price of $0.35. The fair value of options granted was estimated using the Black-Scholes option pricing model. Accordingly, stock based compensation expenses in the amount of $954,030 have been recognised and charged to expenses, accounting for 12.9% of total expenses. The exercise price of stock options granted prior to September 15, 2005 was amended from $0.75 to $0.35, a portion of these re-priced options were subject to the approval of disinterested shareholders of the Company. A revaluation of options, granted but not yet exercised, and which are subject to this amendment, has been performed. An additional $400,000 (exploration - $80,000 and administration - $320,000) of stock based compensation was recorded based upon the fair value of the amendment.

•

Wages: $184,578 (2004 - $116,162) Due to recruitment of additional staff, payroll costs increased accordingly.

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles.

	Q1 Mar 31, 2005	Q2 Jun 30, 2005	Q3 Sep 30, 2005 restated	Q4 Dec 31, 2005	Q1 Mar 31, 2006	Q2 Jun 30, 2006 restated	Q3 Sep 30, 2006	Q4 Dec 31, 2006

Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(2,017,441)	$(1,496,227)	$(2,713,964)	$(1,169,099)	$(1,930,508)	$(8,327,621)	$(7,325,621)	$(5,639,039)
Basic and diluted loss per share for the period	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.08)	$(0.07)	$(0.06)

General Discussion of Quarterly Results

Loss for the periods

The Company carried out exploration activities on the Boleo property in Mexico during all eight quarters.  The Company raised equity financing to support the exploration costs.  In 2006 the Company committed to raise the funds required to complete the DFS and in April 2006 raised $23 million in an equity issue.  This resulted in a significant increase in expenditures over the final three quarters of 2006 compared to the previous five quarters.  The funding resulted in completion of drilling to complete the resource model, completion of the Updated PEA and the expected publishing of the DFS in the second quarter of 2007.

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Fourth Quarter results

The Company completed the first test mine, the pilot plant and began drilling prior to the fourth quarter.  However, during the fourth quarter the Company focused on completing the remaining drilling, delayed in September and early October by torrential flooding as a result of the rainfall from a category 5 hurricane in the Baja, and work associated with completion of the DFS, including the final test mine.

The perceived significant drop in exploration and administration expenditures during the fourth quarter is largely due to the issuance of 2,950,000 stock options in July 2006 and the resulting non-cash stock-based compensation expense recorded of $2,515,358 compared to the fourth quarter of $593,742.  When you compare the cash flow from operations before changes in working capital, Q4 $4,885,247, Q3 $4,766,397, Q4 is slightly higher, showing that we have continued to move forward towards the completion of the DFS.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions.  However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2006 was $10,060,278 compared with working capital of $2,567,310 as at December 31, 2005, an improvement of $8,038,968.  During the year ended December 31, 2006 the Company raised $25,340,251 (2005 - $4,819,709, 2004 - $8,952,375) in private placements, net of share issue costs, and through the exercise of warrants and options. The Company used $17,529,813 (2005 – $6,722,805, 2004 - $3,025,088) in operations, attributed to significantly higher exploration expenditures, development of a test mine operation, completion of the pilot plant and significant work towards completions of the DFS, and purchased an additional $159,407 (2005 - $599,385, 2004 - $104,392) in property, plant and equipment.

The Company’s cash and term deposit position as at December 31, 2006 was $10,349,929 compared with $2,760,084 as of December 31, 2005, an increase of $7,589,845.  The Company has $1,139,707 (2005 - $453,315) of current liabilities, an increase of $686,392 from the prior year. The increase is the result of higher monthly activity of the Company during 2006.

The current obligations of the company are expected to be funded through existing cash and term deposits.

As at December 31, 2006, the Corporation had the following known contractual obligations:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$400,285	$115,575	$207,062	$77,648	Nil
Contract obligations[2,3]	$1,407,600	$1,023,600	$384,000	Nil	Nil
Purchase obligations[4]	$524,000	$524,000	Nil	Nil	Nil
Other long term liabilities	Nil	Nil	Nil	Nil	Nil
Total	$2,331,885	$1,663,175	$591,062	$77,648	Nil

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1

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051.  The Company has also committed to two operating leases for office space in Mexico City, expiring on June and August 2007.  The combined monthly lease is 16,800 Pesos (CDN$1,800).

2

The Company signed an agreement with Bateman Engineering Pty Ltd. (“Bateman”) to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $12.5 million. The definitive feasibility study is scheduled to be completed in 2007 and the agreement may be terminated upon thirty days written notice. As at December 31, 2006, the Company has paid or accrued a total of approximately $11.8 million (2005- $3.2 million) under the agreement, for a remaining terminable commitment of $0.7 million (2005 - $5.7 million).

3

During 2004 and 2006, the Company signed a number of management consulting agreements with directors and officers of the Company with future commitments for 2007 to 2009 aggregating $707,600.

4

On July 28, 2006 the Company acquired an option to purchase four diesel generators for US$600,000.  A refundable deposit of US$150,000 has been paid, with the remaining US$450,000 due when the equipment is delivered, but no later than June 30, 2007.

Capital Resources

The Company’s primary capital asset is the mineral property El Boleo, which is discussed in detail in the section, Overall Performance.

We will require additional capital to fund our business activities during the next twelve months, as we anticipate moving into the construction phase of the El Boleo project during the year. We have no revenue from operations and do not expect to generate any revenue from operations in the foreseeable future.  The Company expects to raise the required capital through a combination of debt and equity financing.  The Company has commenced a process of discussions with various financial intermediaries.

While current cash reserves are expected to last through to completion of the DFS we will be required to fund the project capital costs.  The capital costs, as published in the Updated PEA, have been prepared by Bateman, Wardrop,  AMDAD, AAI and the Company.  The estimated Direct Capital cost of the project, excluding working capital requirements, is $397 Million.  The total project cost, including Engineering, Procurement, and Construction Management, Owner’s Costs, and 12.5% Overall Contingency is $540 Million.  A summary of capital costs is listed below:

Project Area	Capital Cost
Mining & Tailings	$50,402,773
Process Plant	$201,279,013
Services & Infrastructure	$128,868,557
Buildings	$16,942,291
Direct Field Costs	$397,492,633
EPCM	$45,433,333
Owners Costs	$35,681,264
Contingency	$62,040,779
Total PEA value	$540,648,009

Outside of the construction costs of the Boleo project, outlined above, we anticipate or have committed to the following expenditures over the next 12 months:

•

Complete definitive feasibility study on the Boleo Project approximately $1,300,000;

•

Contingency costs related to the Boleo Project of approximately $200,000;

•

Creation of an environmental trust fund for the Boleo Project $116,000;

•

Permitting activities on the Boleo Project of approximately $200,000;

•

Purchase of four diesel generators approximately $524,000;

•

Wages, management fees and subcontracts of approximately $2,600,000

•

General and administrative expenses, including travel, of approximately $2,100,000.

15

During the financial year ended December 31, 2006, the following equity financing was completed:

In April 2006, a brokered private placement of 25,555,556 units at $0.90 per unit, realizing gross proceeds of $23,000,000 was completed. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.25 within two years of issue, extended to five years on August 25, 2006 as the Company achieved Tier 1 status. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $2.50 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the shares was determined using the Black-Scholes pricing model. The fair value of the 25,555,556 shares was estimated to be $17,634,879. Agent’s, finders and other fees and costs relating to this issue amounting to $1,399,271 were paid in cash.  Additionally, the agents were granted 983,993 warrants, representing 5.5%, of units placed by them, entitling the holder to acquire one share at $0.90 within two years of issue,   extended  to  five  years  on  Augusts 25,  2006 as the Company achieved Tier 1 status  (fair value $1,308,952).    The pro rata issue costs of, $2,076,487 were charged to share capital.

During the financial year ended December 31, 2005, the following share placements were completed:

i)

March 2005 - a private brokered placement of 2,000,000 units at $0.60 per unit, realizing gross proceeds of $1,200,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.15 within two years of issue.  The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $308,652. The expiration date for the warrants has been extended to five years on August 25, 2006 as the Company achieved Tier 1 status, on the TSX Venture, prior to expiry of the two-year term. Agents’ fees relating to this placement amounted to $92,500 settled in cash.  During 2006, the Company achieved Tier 1 status on the TSX Venture.  At this time, all the warrants had been exercised, therefore, no extensions were made for the warrants.

ii)

March 2005 - a private non-brokered placement of 100,000 units at $0.60 per unit, realizing gross proceeds of $60,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $1.15 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $15,435.  The expiration date for the warrants has been extended to five years on August 25, 2006 as the Company achieved Tier 1 status, on the TSX Venture, prior to expiry of the two-year term.

iii)

November 2005 - a private non-brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue.  The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $95,876.

iv)

December 2005 - a private non-brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500. Each unit consists of one share and one half-share purchase warrant. One share purchase warrant entitles the holder to acquire one share at $0.45 within two years of issue.  The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $134,168.

16

v)

December 2005 - a private brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000. Each unit consists of one share and one half-share purchase warrant. One share purchase warrants entitles the holder to acquire one share at $0.45 within two years of issue. Agent’s fees relating to this issue amounted to $33,750 settled in cash.  The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $64,919.

vi)

December 2005 - a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. Each unit consists of one share and one half-share purchase warrant. One share purchase warrants entitles the holder to acquire one share at $0.45 within two years of issue. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $341,180.  Agent’s fees relating to this issue amounted to $186,581 settled in cash. In addition, the agent was granted Agent's Options (“Agent's Option”) equal to ten percent of the number of units placed. Each Agent's Option will be convertible into one unit of the Company (“Agent's Units”) for a period of two years from the closing date, at a price of $0.35 per Agent's Unit. Each Agent's Unit is comprised of one share and one-half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share for a period of two years from the closing date, at a price of $0.45 per share.  The fair value of these units and warrants, using the Black-Scholes pricing model, was estimated to be $161,723.  During the year the holder exercised 346,036 warrants at $0.35 and was granted an additional 173,017 warrants at $0.45 with an expiry date of December 21, 2007. The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $32,109, with the charge credited to contributed surplus.

The following weighted average assumptions were used for the additional warrants in 2006:  Risk free interest rate - 4.21%; dividend yield - Nil%; expected volatility - 89.5%; expected life of warrants - 1.5 years.

During the financial year ended December 31, 2004, the following share placements were completed:

i)

April 2004 - In connection with the acquisition of Mintec International Corporation, the Company completed a brokered private placement of 10,666,666 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share. In connection with the private placement, the Company paid the agent a 6% cash commission, a $48,000 corporate finance fee and granted the agent 533,333 non-transferable share purchase warrants, exercisable into 533,333 common shares at $0.75 until October 19, 2005.

ii)

April 2004 - The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15. In connection with the offering, the Company paid the agent a 6% commission of which $84,473 was in cash and the agent elected to receive 47,370 units for the balance of the commission), a $10,000 administration fee, issued the agent 30,000 units as a corporate finance fee and granted the agent 133,333 non-transferable share purchase warrants, exercisable into 133,333 common shares at $0.75 until October 19, 2005.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements.  Although we are currently seeking debt for project financing, we will continue to depend upon equity capital to finance our business activities.

17

Although management has successfully raised significant amounts of capital in the past, there are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the year ended December 31, 2006, the Company paid $709,107 (2005 - $452,045, 2004 - $362,157) in management and consulting fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.  The Company also paid $Nil, (2005-$32,754, 2004 - $226,640) in rent expense, legal fees and financing fees to related companies, which are controlled by directors and officers.

The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	2006 $	2005 $

Tek Terra Corporation	-	46,931
Minera Terra Gaia, S.A. de C.V.	-	11,570
Holmes Greenslade, a law firm of which an insider is a former partner	-	2,645

	-	61,146

The amounts are non-interest bearing, unsecured and are due on demand.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Change of Auditors

Due to a transaction between Staley, Okada & Partners (“Former Auditor”) and PricewaterhouseCoopers, LLP (“Current Auditor”), the Audit committee appointed PricewaterhouseCoopers, LLP as the auditor of the Company effective November 20, 2006.  As a result, we do not believe that the Notice of change of auditor required by National Instrument 51-102 part 4.11 is required.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties, approximate their fair values.  The Company has no concentration of credit risk.

18

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

As at the date of this report the Company had an unlimited amount of common shares authorized for issuance, with 109,103,977 issued and outstanding.  The Company had 9,390,000 outstanding stock options.  The Company also had 22,450,586 in outstanding warrants available to be exercised.

Between January 1, 2007 and the date of filing, the Company granted 200,000 additional stock options to a new employee of the Company, and 750,000 options were exercised at $0.35 for gross proceeds of $262,500.

Between January 1, 2007 and the date of filing, an additional 469,960 warrants were exercised, between $0.45 - $1.25, for gross proceeds of $343,489.  No additional warrants were issued.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.  Significant estimates critical to the Company include the recoverable amount of mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

19

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset Retirement and reclamation costs

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value.  The liability is accreted over time through periodic charges to earnings.  A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be estimated.

Stock based compensation

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. In terms of this amended standard, all stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Compensation costs attributable to share options granted are measured at a fair value at the grant date and charged to operations over the vesting period. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital.

New Canadian Accounting Pronouncements

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual consolidated financial statements and the Company also has the option to adopt U.S. GAAP at any time prior to the expected conversion date. Accordingly, it would be premature to assess the impact of the initiative, if any, on the Company at this time.

20

Financial Instruments, Comprehensive Income and Hedges

The Accounting Standards Board (AcSB) has issued five new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise five handbook sections:

CICA Section 3855 – Financial Instruments – Recognition and Measurement

This standard establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It also specifies how financial instrument gains and losses are to be presented. Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is settled.

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated balance sheet. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and will be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in other comprehensive income and the ineffective portion will be recorded in net income. The amounts temporarily recorded in other comprehensive income will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item.

CICA Section 3865 – Hedges

This standard provides optional alternative treatment to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It will replace Accounting Guideline 13 (AcG 13) – Hedging Relationships, and build on Section 1560 – Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Retroactive application of this Section is not permitted.

CICA Section 1530 – Comprehensive Income

This standard introduces a new requirement to temporarily present certain gains and losses as part of a new earnings measurement called comprehensive income.

CICA Section 3862 – Financial Instruments – Disclosures

This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

CICA Section 3863 – Financial Instruments – Presentation

21

This standard establishes presentation guidelines for financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

CICA sections 3855, 3865 and 1530 are effective for the Company on January 1, 2007,  At this time we do not anticipate any material impact on the opening balances of the Company at January 1, 2007, however, we are unable to quantify the impact these sections will have on the Company going forward.

CICA sections 3862 and 3863 are effective for annual and interim periods beginning on January 1, 2008.

Accounting Changes

The AcSB issued CICA Section 1506, Accounting Changes. The standard prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The standard requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. Application is on a prospective basis and is effective for changes in accounting policies and estimates and correction of errors made in fiscal years beginning on or after January 1, 2007.

The impact of Section 1506 cannot be determined until such time as the Company makes a change in accounting policy.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this  MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators.  That evaluation was updated in connection with the preparation of the Restated Financial Statements.  During the year ended December 31, 2005 the Company had concluded there was no incremental cost in connection with options re-priced during the year.  During the year ended December 31, 2006, the Company determined that these options were incorrectly re-valued, including options re-priced subject to the approval of disinterested shareholders for which approval was not received until 2006.  For the year ended December 31, 2005 the Company prepared a calculations of the re-valuation of options occurring on September 15, 2005, which was provided to the previous auditors who audited the conclusion, as reported in the December 31, 2005 financial statements stating “A revaluation of options granted, not yet exercised, and which are subject to this amendment, has been performed.”  Based on the updated evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation were disclosed.  In view of the restatement of the Financial Statements described above, the CEO and the CFO have concluded that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005 and 2006.

The Company has disclosed, in detail, all the changes it has made to disclosure and internal controls in the following section, internal controls over financial reporting.

The Company has also retained new auditors with a view to engaging a chartered accounting firm with the extensive depth and experience in financial reporting matters in Canada and the United States which management believes is necessary to reflect the Company’s growth and development.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

22

During an internal review of the financial statements and the procedures involved in the preparation of the quarter ender September 30, 2006, the Company discovered an error in the accrual of exploration expenses for the second quarter ended June 30, 2006. In the previously released financial statements the Company had incorrectly accrued $2,245,505 in exploration expenses. There were also incorrect allocations between expense categories. In addition, 986,993 warrants that were granted to agents with respect to private placements had not been recorded as share issue expense. Warrants granted as agent fees require a fair value calculation (Black-Scholes) that is recorded as share capital and convertible securities issuance costs. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2006, the Company concluded that the time period used to calculate the volatility assumption and the expected life required adjustment.

As at June 30, 2006 the earnings impact of these adjustments was to decrease the reported deficit by $2,100,458. This adjustment represents 4% of the reported shareholders equity of almost $53 million. Amended consolidated financial statements for the six months ended June 30, 2006 and the Company’s management discussion and analysis for that period have been filed on SEDAR at www.sedar.com, as well as on the Company’s website at www.bajamining.com.

In the previously released audited December 31, 2005 financial statements, the Company had concluded there was no incremental cost in connection with options re-priced during the year.  During the year ended December 31, 2006, the Company determined that these options were incorrectly re-valued, including options re-priced subject to the approval of disinterested shareholders for which approval was not received until 2006.  The effect of the restatement for the year ended December 31, 2005 is to increase stock-based compensation allocated to exploration expenses by $80,000 and to increase stock-based compensation allocated to general and administrative expenses by $320,000 with a corresponding $400,000 credit to contributed surplus.  The remaining cost of the re-priced options approved in 2006 was recognized as a stock-based compensation cost in 2006.  As at December 31, 2005 the earnings impact of this adjustment was to increase the reported deficit by $400,000, an adjustment of 1% of the reported shareholders equity of almost $44 million.

During 2006 the Company realized that with the increasing complexity of our business, the required restatement of the June 30, 2006 quarterly financial statements, the restatement of the audited December 31, 2005 financial statements, the drive towards completion of the DFS, the requirement to obtain construction financing and the more demanding filing requirements of the TSX and the US regulatory markets, additional finance skills and personnel were needed.  The Company took the following action:

•

hired a new controller for Baja Mining on November 1, 2006;

•

hired an experienced accounting firm to prepare the books and records of its Mexican subsidiary;

•

hired additional accounting staff in the Mexican administration office;

•

hired additional treasury and administration staff in the Vancouver office;

•

Mandated the new controller to design and document new internal controls;

As a result of a broad review of internal controls over financial reporting that was undertaken to determine if any material weaknesses existed, the Company made significant changes to its internal controls over financial reporting systems in both its Vancouver and Mexican operations.

The Company determined a material weakness over cash existed and we improved cash management and controls in the Mexico subsidiary by the removal of unlimited internet banking, increased involvement of the controller in review and approval of cash disbursements, dual signatures requirements on all wire and cheque payments, removal of cash prepayments for site expenses and setting up site vendor and payroll accounts for payment through authorized wire transfer.

The Company determined a material weakness existed in the completeness of reporting from the Mexican subsidiary and utilized the increased staff and outsourced accounting firm in Mexico to improve cut-off procedures and improve the quality, accuracy and timeliness of the information reported for monthly, quarterly and annual reporting.  This increased staff allowed further segregation of duties between authorization authority and reporting duties.  The Company also changed the reporting structure enabling outstanding issues to be resolved through direct lines of communication between the controller and the accounting staff.

Further, beginning with the first quarter of 2007 systematic internal review procedures have been implemented to identify any weaknesses and provide further improvements in internal controls over financial reporting between Mexico and Vancouver.

The key issue in the Vancouver office was increased reporting and disclosure knowledge which was addressed through the hiring of a new controller.  Secondary was increased segregation of duties.  This was addressed with the added management over site on invoice and disbursement approval.  The additional personnel added have also enabled segregation between the treasury issuance and treasury recording.  The controller and the corporate secretary have also implemented regular meetings to ensure each is kept updated on material matters.

23

The internal controls over financial reporting were designed to ensure testing and reliance could be achieved. Significant documentation and changes as outlined above have occurred. With the new system implemented management is confident that material weakness related to cash, reporting weaknesses and segregation of duties issues can be mitigated. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting, however, there can be no assurance that this risk can be reduced to less than a remote likelihood of material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market price for copper and other metals is volatile and cannot be controlled.  There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals.  As the Company is not currently in production, no sensitivity analysis for price change has been provided or carried out.

Outlook

Baja Mining Corp. advises that with the approval of its Environmental Impact Manifest on December 8, 2006 by Mexican Environmental authorities and completion of the in-fill drill program for resource definition for the DFS it is now in a position to fast-track project development to achieve production in early 2009.

The Company has elected to proceed with construction financing and off-take arrangements prior to issuance of the Definitive Feasibility Study.  The Updated PEA has been utilized to support an Offering Document, currently being completed by Endeavour Financial International Limited, to be issued (on behalf of the Company) and to solicit firm commitments for primary (first mortgage) bank construction financing; with the draw down of funds being subject to delivery of the DFS (and there being no adverse material change between the PEA and the DFS) and registration of appropriate security documents. In addition the Company has commenced discussions with potential off-take parties; including discussion of possible subordinate debt financing to minimize or possibly eliminate any equity financing requirement.

24

Caution on Forward-Looking Information

This report contains certain “forward-looking statements”. Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

25

Corporate Information

Board of Directors

John W. Greenslade, M.Eng, LLB, P.Eng

President, CEO & Director

Mr. Greenslade began his career in the mining industry in 1968 and his legal career in 1979.  He received a Master of Engineering Degree in 1975 from the University of British Columbia, and also graduated with a Bachelor of Law degree from the UBC Faculty of Law.  His legal practice focused on mining, corporate and securities law, cross border tax issues and offshore trusts.  He has been involved in the funding of numerous mining projects at all stages of exploration, development and production.  Mr. Greenslade has been involved with the Boléo property since 1992, initially in its identification and staking and thereafter as a director of Terratech or Mintec.

William Murray, P.Eng.

Vice President – Corporate Development

Mr. Murray is a professional engineer with thirty-three years experience in maintenance, engineering, construction management, project evaluation and mine evaluations in North America and Africa.  His initial work experience in Canada was as director of Project Services at Denison Mines for construction of the Quintette Coal project.  This was followed by the position of Director of Business Development for Fluor Daniel’s mining group, a large engineering and construction contractor in most of the new mine developments worldwide in the early nineties.  Prior to working in Canada, Mr. Murray worked for Anglo American in South Africa gaining eleven years experience at increasing levels of management responsibility in engineering design and project management.

Robert Mouat

Interim CFO and Director

Mr. Mouat graduated with both a Bachelor of Science in Geological Engineering (1974) and a Masters in Business Administration (1977) from the University of British Columbia.  In the early 1980’s, Mr. Mouat worked for Cominco and then for 14 years with Wright Engineers (later Fluor Daniel Wright) a large engineering firm.  During his time at Wright, he evaluated over 500 projects, presented papers at conferences at the CIM and SME, lectured in Mine Valuation at UBC, and assisted in the preparation of reports submitted as expert’s reports in the Supreme Courts of British Columbia and Ontario.  Mr. Mouat formed the company that staked Boléo.

Thomas Ogryzlo, P.Eng.

Mr. Ogryzlo holds a Bachelor of Mechanical Engineering from McGill University and has over thirty years of experience in mining, energy and industrial projects.  He has been responsible for the development, financing, engineering, construction and operations of many projects all over the world.  Currently he is the President, CEO and Director of Polaris Geothermal Inc., a TSX-V listed renewable energy company presently developing a geothermal power project in Nicaragua.

Graham Thody, C.A.

Mr. Thody holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia and has been a Partner of Nemeth Thody Anderson, Chartered Accountants since 1979.  During the past sixteen years, Mr. Thody’s practice has focused on corporate mergers and acquisitions as well as domestic and international tax issues.  Prior to this his practice focused on the auditing of publicly listed companies as well as participation in the Initial Public Offering process for several corporations.  He is currently a Director and Audit Committee member of two corporations listed on the TSX and five corporations listed on the TSX-V, which are involved in mining exploration throughout North, Central and South America.

Ross Glanville, B.A.Sc, P.Eng, MBA, CAMV

Mr. Glanville graduated from the University of British Columbia with a Bachelor of Applied Science Degree – Mining Engineering (1970) and became a member of the Association of Professional Engineers of British Columbia (P.Eng.) in 1972.  In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Mr. Glanville has thirty-five years of experience in mining, exploration, finance, marketing, and management, and held senior executive positions with major and junior mining and consulting companies. As an independent consultant over the past twenty years, Mr. Glanville has specialized in valuations of exploration, development, and mining companies.

Management Team

John W. Greenslade, M.Eng, LLB. P.Eng

President, CEO & Director

Eric Norton, P.Eng

Vice President – Project Development and Operations

William Murray

Vice President – Corporate Development

Tawn Albinson, M.Sc.

Managing Director – Mexican Office (Minera Y Metalurgica del Boléo S.A. de C.V.)

David Dreisinger, PhD, P.Eng.

Vice President – Metallurgy/Process

Scott Britton, P.Eng

General Manager – Mining

Terry Hodson, P.Geo.

General Manager – Geology

Michel LaFlamme

Director – Supply Chain

Robert Mouat

Interim CFO and Director

Gaston Reymenants

Vice President – Marketing

Rowland Wallenius, C.A.

Controller

Kendra Greenslade, B.H.K.

Corporate Secretary

BAJA MINING CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “Meeting”) of Baja Mining Corp. (the “Company”) will be held at the Hyatt Regency Vancouver Hotel in the Balmoral Room, 655 Burrard Street, Vancouver, British Columbia, Canada, V6C 2R7 on Thursday, May 24, 2007, at the hour of 2:00 o’clock in the afternoon (Vancouver time) for the following purposes:

1.

To receive the report of the directors of the Company for the fiscal year ended December 31, 2006;

2.

To receive the comparative financial statements of the Company and the auditors’ report thereon for the fiscal year ended December 31, 2006;

3.

To elect directors for the ensuing year;

4.

To appoint auditors and to authorize the directors to fix the remuneration of such auditors;

5.

To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

The board of directors fixed the close of business on April 12, 2006 as the record date for determination of members entitled to notice of the Meeting or any adjournment or adjournments thereof and the right to vote thereat.  The transfer books will not be closed.

Shareholders who are unable to attend at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Suite 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the person named therein purpose to vote in respect thereof.

DATED at Vancouver, British Columbia, this 19th day of April, 2007.

BY ORDER OF THE BOARD

JOHN W. GREENSLADE

President, CEO and Director

BAJA MINING CORP.

2350 – 1177 West Hastings Street
Vancouver, BC, Canada   V6E 2K3
Telephone:  (604) 685-2323
Fax:  (604) 629-5228

INFORMATION CIRCULAR

(As at April 12, 2007, except as indicated)

PERSONS OR COMPANIES MAKING SOLICITATION

This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Baja Mining Corp. (the “Company”) for use, and to be voted at, the annual general meeting of shareholders of the Company (the “Meeting”) to be held on Thursday, May 24th, 2007, at 2:00 o’clock in the afternoon, Vancouver time, at the Hyatt Regency Vancouver Hotel in the Balmoral Room, 655 Burrard Street, Vancouver, British Columbia, Canada, V6C 2R7 for the purposes set forth in the Notice of Annual General Meeting appended hereto.

It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, telegraph or other personal contact made, without special compensation, by the directors and officers of the Company.  The Company may reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals proper authorization to execute the proxy.  The Company may also reimburse brokers and other persons holding common share of the Company (“Shares”) in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents.  The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Company and are nominees of management.

A shareholder of the Company has the right to appoint a person (who need not be a shareholder of the Company, or otherwise entitled to attend and vote at the Meeting) to attend and act for him and on his behalf at the meeting at which he is entitled to vote other than the person designated in the accompanying form of proxy.

A shareholder desiring to appoint some other person may do so either by striking out the printed names and inserting the desired person’s name and address in the blank space provided for that purpose in the accompanying form of proxy or by completing another proper form of proxy.

Each completed form of proxy to be used and voted at the Meeting must either be delivered to the transfer agent of the Company, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 (facsimile (866) 249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, failing which, it will not be treated as being valid or effective.

A shareholder giving a proxy has the power to revoke it at any time to the extent that it has not been exercised.  In addition to revocation in any other manner permitted by law, a shareholder giving a proxy has the power to revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or in any manner provided by law, or to the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used.

VALIDITY OF INSTRUMENT OF PROXY

The articles of the Company provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointor or his attorney duly authorized in writing, or, if such appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

VOTING OF SHARES REPRESENTED BY THE INSTRUMENT OF PROXY AND DISCRETIONARY POWERS

The Shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

The accompanying form of proxy when duly completed and delivered and not revoked confers discretionary authority upon the persons named therein with respect to matters where no choice is specified.  Where a proxy specifies as proxyholder a nominee of management the Shares will be voted as if the shareholder had specified an affirmative vote.

NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “Non-Registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Shares.  More particularly, a person is a Non-Registered Shareholder in respect of his or her Shares where such Shares are held either (a) in the name of the Intermediary that the Non-Registered Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSP’, RRIF’s RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) with which the intermediary deals.  In accordance with the requirements of National Policy 54-101 (Communication with Beneficial Owners of Securities of Reporting Issuers) published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which describes the limits to voting to the number of Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when depositing the Proxy.  The Non-Registered Shareholder who wishes to submit the Proxy should otherwise properly complete the Form of Proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b)

be given a Proxy Authorization Form, which is not signed by the Intermediary, and which when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions, which the Intermediary must follow.  The Proxy Authorization Form will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in order for this form to constitute a valid Proxy Authorization Form, the Non-Registered Shareholder must remove the label and affix it to the form, properly complete and sign the form, and return it to the Intermediary or its service company in accordance with the instructions.

The purpose of this procedure is to permit Non-Registered Shareholders to vote their Shares, which they own only beneficially.  Should a Non-Registered Shareholder who receives one of the above forms attend the Meeting and wish to vote his or her Shares in person, the Non-Registered Shareholder will be obliged to strike out the Management Proxyholder’s name(s) and insert the Non-Registered Shareholder’s name in the blank space provided.  In either case, Non-Registered Shareholders must carefully follow the instructions that accompany either the Proxy or Proxy Authorization Form, including those regarding when and where the Proxy or Proxy Authorization Form is to be delivered.

In addition, Canadian securities legislation now permits the Company to forward Meeting Materials directly to "non-objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.   The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)

a director or executive officer of a reporting issuer;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares without par value of which 109,384,977 were issued and outstanding as at April 12, 2007.

On a poll every shareholder will have one vote for each Share of which he is the registered holder, and may exercise such vote at the Meeting in person or by proxy holder.

Only shareholders of record at the close of business on April 12, 2007 will be entitled to vote at the Meeting or any adjournment(s) thereof.  A person duly appointed under an instrument of proxy will only be entitled to vote the Shares represented thereby if the instrument of proxy is properly completed and delivered and not revoked in accordance with the requirements set out under the heading “Appointment and Revocation of Proxies” in this Information Circular.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, Shares carrying more than 10% of the outstanding voting rights attached to the Company's Shares as of the date hereof.

Name and Address	Number of Shares	Percentage as of the Date of this Information Circular
Barfield Nominees Limited[1], Guernsey, Channel Islands	14,235,000	13.01%

1.

Barfield is a nominee corporation for Northern Trustees Guernsey Limited, who holds the Shares as the trustees of a Guernsey trust in which Robert Mouat, a director of the Company, is a discretionary beneficiary.  Mr. Mouat has no legal interest in such Shares nor does he exercise direction or control over such Shares or over the trustee.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and each person so elected will hold office until the next annual general meeting of the Company unless he ceases to hold office pursuant to the Business Corporations Act (British Columbia), or his office is earlier vacated pursuant to the articles of the Company.  The board of directors presently consists of six (6) directors, and shareholder approval will be sought to fix the number of directors of the Company at six (6).  The persons named as the nominees of management in the accompanying form of proxy intend to vote for the election of a board of directors comprised of the nominees of management.

Each of the nominees named hereunder has advised management that he will be willing to serve as a director if elected.  Management does not contemplate that any of the nominees will be unable to stand for election and serve as a director, but should that circumstance arise for any reason, the persons named in the accompanying proxy may vote for another nominee or nominees in their discretion.

The following table sets out the name of each of the persons proposed by management to be nominated for election as director, any position with the Company now held by him, his present principal occupation, the date upon which he became a director of the Company and the approximate number of Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by him.  Such information concerning the respective nominees has been furnished by each of them:

[The remainder of this page is intentionally left blank]

Name, Jurisdiction of Residence and Position	Principal Occupation employment and, if not a previously elected director, occupation during the past five years.	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or Directed
John W. Greenslade British Columbia, Canada President, Chief Executive Officer and Director	President of the Company since April 20, 2004 President of Minterra Resource Corp.; Securities Lawyer – John W. Greenslade Personal Law Corporation (Barristers & Solicitors)	April 20, 2004 to date	Nil[1]
William Murray British Columbia, Canada Director and Vice President – Corporate Development	Vice President – Operations of the Company July 9, 2004 – July 20, 2006; President of PolyMet Mining Corp; President of Optimum Project Services Ltd, a consulting company.	April 20, 2004 to date	150,000[2]
Robert Mouat[5] Nassau, Bahamas Director	Director of Terra Gaia Inc. (an environmental company)	April 20, 2004 to date	Nil[3]
Tom Ogryzlo[4] Costa Rica Director	Pres. & CEO of Polaris Geothermal Inc. Previously, Pres. and CEO of Black Hawk and Triton Miming Corps., Prior to Triton, Pres. & Chairman, Kilborn SNC Lavalin Inc. (an engineering consulting firm)	June 18, 2004 to date	Nil
Graham C. Thody[4,5] British Columbia, Canada Director	Chartered Accountant, Partner Nemeth Thody Anderson since March 1979	June 18, 2004 to date	Nil
Ross Glanville[4,5] British Columbia, Canada Director	President of Ross Glanville & Associates since 1990	April 12, 2005 to date	83,100

1.

John Greenslade, the President of the Company, and his family are, indirectly, potential discretionary beneficiaries of an offshore trust that holds 4,400,000 Shares of the Company. Mr. Greenslade and his family have no legal interest in such Shares nor do they exercise direction or control over such Shares or over the trustee.

2.

William Murray, a director of the Company, and his family are indirectly potential discretionary beneficiaries of an offshore trust that holds 5,100,000 Shares of the Company.  Mr. Murray and his family have no legal interest in such Shares nor do they exercise direction or control over such Shares or over the trustees.

3.

Robert Mouat, a director of the Company, is a discretionary beneficiary of an offshore trust that holds 14,235,000 Shares of the Company.  Mr. Mouat has no legal interest in such Shares nor does he exercise direction or control over such Shares or over the trustee.

4.

Denotes a member of the Audit Committee.

5.

Denotes a member of the Compensation Committee.

The Company has two executive committees of its Board of Directors, an Audit Committee and a Compensation Committee.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuers
John W. Greenslade	Minterra Resource Corp., Trigon Exploration Canada Ltd.
William Murray	Polymet Mining Corp., Kernow Resources and Development Ltd.
Graham Thody	Geologix Explorations Inc., GoldSource Mines Inc., Minterra Resource Corp., SilverCrest Mines Inc., UEX Corporation
C. Thomas Ogryzlo	Tiomin Resources Inc., Birim Goldfields Inc., Polaris Geothermal, Vista Gold Corp.
Ross Glanville	Archon Minerals Limited, Oremex Resources Inc., Starfield Resources Limited, La Manche Resources Ltd.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director, other than Graham Thody:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Graham C. Thody was a director of Scaffold Connection Corporation (“Scaffold”) at December 31, 1999, when Scaffold filed for and was granted protection under the Companies Creditors Arrangement Act (for which it was cease traded) and continued to be a Director of Scaffold until November 6, 2001, prior to the appointment of the then Monitor, KPMG Inc., as the Receiver Manager on November 16, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

During the fiscal year ended December 31, 2006, the Company had five Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)

John W. Greenslade, President and Chief Executive Officer

(b)

Robert Mouat – the Company’s current Chief Financial Operator and former Corporate Secretary

(c)

Eric W. Norton – Vice President – Project Development and Operations

(d)

William Murray – Vice President-Operations until July 20, 2006, thereafter Vice President – Corporate Development

(e)

Tawn Albinson – Managing Director of Minera y Metalurgica del Boleo S.A. de C.V., ("Minera"), the Company’s wholly owned Mexican subsidiary

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" ("Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006, and the other three most highly compensated executive officers of the Company as at December 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

NEO Name & Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John Greenslade President and Chief Executive Officer	2006 2005 2004	$258,000[1] $108,000[1] $75,273[1]	Nil Nil Nil	Nil Nil $130,000[2]	1,000,000 390,000 310,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Mouat Current Chief Financial Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 140,000 310,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Eric Norton Vice President Project Development and Operations	2006 2005 2004	$144,661 Nil Nil	100,000 Nil Nil	Nil Nil Nil	750,000 Nil Nil	Nil Nil Nil	Nil Nil NIl	Nil Nil Nil
Tawn Albinson, Managing Director Minera y Metalurgica del Boleo S.A. de C.V.	2006 2005 2004	$36,000[3] $36,000[3] $36,000[3]	Nil Nil	$132,000[4] $132,000[4] $96,000[4]	300,000 100,000 600,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William Murray Vice President Operations	2006 2005 2004	$108,000[5] $108,000[5] $108,000[5]	Nil Nil Nil	Nil Nil Nil	300,000 700,000 310,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Summary Compensation Table

1.

Mr. Greenslade is a shareholder in Kendron Petroleum Management Corporation, a private British Columbia company, which was entitled under a management agreement to receive compensation of $258,000 per year (2005 - $108,000)

2.

Paid to Holmes Greenslade, a law firm in which Mr. Greenslade was a partner

3.

Paid for administrative duties as Managing Director of Minera, the Company’s subsidiary

4.

Paid for consulting geological services outside the scope of his administrative duties as Managing Director of Minera y Metalurgica del Boleo, S.A. de C.V.

5.

Mr. Murray is a shareholder in Optimum Project Services Limited, a private British Columbia company, which was entitled under a management agreement to receive compensation of $108,000 per year

Long Term Incentive Plan – Awards in Most Recently Completed Financial Year

The Company does not have a long term incentive plan, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/SAR Grants During The Most Recently Completed Financial Year

The following options to purchase Shares of the Company were granted to or exercised by the Company's Named Executive Officers during the Company’s last completed fiscal year:

NEO Name	Securities Under Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
John Greenslade	300,000	5.51%	$0.81	$0.81	March 1, 2011
	700,000	12.86%	$1.33	$1.33	July 26, 2011
Robert Mouat	100,000	1.84%	$1.33	$1.33	July 26, 2011
Eric Norton	400,000	7.35%	$1.13	$1.13	March 17, 2011
	350,000	6.43%	$1.33	$1.33	July 26, 2011
Tawn Albinson	300,000	5.51%	$1.33	$1.33	July 26, 2011
William Murray	300,000	5.51%	$1.33	$1.33	July 26, 2011

The above described options were granted at the discretion of the Company’s board of directors, at the market price of the Company’s Shares set in accordance with the policies then in effect as established by regulatory authorities having jurisdiction over the Company's affairs.

Aggregated Options/SAR Exercises in Last Financial Year

and Financial Year-End Option/SAR Values

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable[3]	Value of Unexercised in-the-money Options/SARS at FY-End ($) Exercisable/ Unexercisable[3,4]
John Greenslade	Nil	Nil	310,000	300,700
			390,000	378,300
			300,000	153,000
			700,000	N/A1
Robert Mouat	140,000	$198,800[2]	310,000	300,700
			100,000	N/A1
Eric Norton	Nil	Nil	400,000	76,000
			350,000	N/A1

Tawn Albinson	100,000	$146,000[2]	600,000	582,000
			300,000	N/A1
William Murray	Nil	Nil	310,000	300,700
			390,000	378,300
			300,000	N/A1

1 These options were not in-the-money at the end of the recently completed financial year.

2 Option exercises do not necessarily result in the partial or full sale of the securities gained as a result of the exercise.

3 All options in this table are exercisable (ie: all options have vested)

4 Market price at close-of-market for the most recently completed financial year was $1.32

Option and SAR Repricings

There were no options re-priced in the most recently completed financial year.

Pension Plan

The Company does not have a pension plan.  The Company has no pension plan or other arrangement for non-cash compensation to the other directors, except incentive stock options.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has no compensation plan or arrangement with respect to the Named Executive Officers, other than the exception noted below, in the event of the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officer’s responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000. The exception to this is the contract of Eric Norton, Vice President – Project Development and Operations, which provides that in the event of a change of control, two years salary will be provided as severance.

DIRECTORS COMPENSATION

Except for management contracts pursuant to which fees were paid as described in the "Management Contracts" section of this Information Circular, options granted to directors as described in the "Options to Purchase Securities of the Company" section of this Information Circular and reimbursements for actual expenses reasonably incurred by the directors of the Company in connection with the performance of their duties as directors, and certain directors may be compensated for services as consultants or experts, the Company had no arrangements, standard or otherwise, pursuant to which its directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year.  The board of directors has an appointed Compensation Committee to, among other things, evaluate the performance of senior officers of the Company and establish the compensation of such individuals. Part of the Charter of such Compensation Committee provides for remuneration of independent directors who will be unable to vote on their own compensation and the compensation of committee members of board of directors as follows:

Position	Compensation
Independent Director	$1,000 per month
Member of a Committee	an additional $250 per committee per month
Chairman of a Committee	an additional $250 per committee per moth

During the most recently completed financial year, incentive stock options were granted to directors and insiders of the Company under the Company’s Stock Option Plan, totalling 3,100,000 broken down as follows: 300,000 options to purchase Shares exercisable at $0.81 up to and including March 1, 2011; 400,000 options exercisable at $1.13 up to and including March 17, 2011; and 2,400,000 options exercisable at $1.33 up to and including July 26, 2011. As of the most recently completed financial year, directors, officers and insiders of the Company exercised 680,000 incentive stock options, all exercisable at $0.35.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	32,860,546	$1.02	848,402
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	32,860,546	$1.02	848,402

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee is or has been indebted to the Company or any of its subsidiary at any time during the Company’s last completed financial year, other than routine indebtedness.

MANAGEMENT CONTRACTS

The Company and Minera y Metalurgica del Boléo entered into a Services Agreement effective the 22nd day of April 2004 with Optimum Project Services Inc. (“Optimum”) (a company owned or controlled by William Murray), William Murray, Kendron Petroleum Management Services Inc.(“Kendron”) (a company controlled by John Greenslade and his family) and John Greenslade, pursuant to which the day to day management of the Company and a significant portion of the supervision of the proposed work programs is under the guidance of John Greenslade, as President, and William Murray, as Vice-President Operations. Kendron and Optimum receive combined remuneration of $18,000 per month. In such regard Optimum is retained and paid by Minera y Metalugica del Boleo S.A. de C.V. (a Mexican company indirectly owned 100% by the Company) and Kendron is retained and paid by the Company. Mr. Murray is subject to an agreement with Optimum under which he has an exclusive obligation to provide consulting services related to the resource industry through Optimum.  Optimum was established as an estate and tax planning entity.  Mr. Greenslade has similar obligations to Kendron.  The Company and Kendron have replaced the above Services Agreement with a separate agreement solely between the Company and Kendron on the substantially the same terms and conditions with the exception that Kendon’s remuneration has been increased to $24,000 per month effective March 1, 2006.

The Company has a consulting agreement with Gaston Reymenants as Vice-President Marketing pursuant to which he receives a monthly retainer of US$3,000. In addition, Mr. Reymenants is entitled to receive a finder’s fee in accordance with TSX policy if he is instrumental in arranging financing for the Company, and, in particular, a “forward sale” of metal that provides for a financial contribution to the definitive feasibility study or construction of a mine in accordance with the definitive feasibility study.

The Company has a consulting agreement with Dr. David Dreisinger pursuant to which he acts as Vice-President Metallurgy and is entitled to be remunerated $6,000/month.

Mr. Tawn Albinson has been retained by the Company’s 100% owned subsidiary, Minera Y Metalurgica del Boleo, SA de CV, as Managing Director, with monthly remuneration in the amount of $6,000, effective January 1, 2007 (previously $3000/month)  and $11,000 per month for providing geological services to Minera y Metalurgica del Boleo.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy will vote for the appointment of PricewaterhouseCoopers, LLC, (“PwC”) 250 Howe Street, 7th Floor, Vancouver, British Columbia, V6C 3S7 to be the auditors of the Company for the ensuing year and to authorize the board of directors to fix the remuneration payable to them. PwC were appointed as the Company’s auditors as of November 20, 2006 as a result of a transaction between Staley, Okada & Partners and PricewaterhouseCoopers LLP.  PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of British Columbia and is properly registered with the United States Public Company Accounting Oversight Board and Canadian Public Accountability Board.

Staley Okada & Partners, Chartered Accountants, 3rd Floor, 10190 – 152A Street, Surrey, British Columbia (“Staley Okada") were reappointed as the Company’s Auditors at its Annual General Meeting held on June 1, 2006. Staley Okada were first appointed as Auditors at the Annual General meeting on June 18, 2004 and re-appointed as the Company’s Auditors at each of the Company’s Annual General meetings of shareholders.  Staley, Okada & Partners is a member of the Institute of Chartered Accountants of British Columbia and are properly registered with the United States Public Company Accounting Oversight Board and Canadian Public Accountability Board.

OPTIONS TO PURCHASE SECURITIES OF THE COMPANY

The following options are currently outstanding to directors and officers of the Company:

Name	Number of Options	Exercise Price	Expiry Date
John W. Greenslade	310,000 390,000 300,000 700,000	$0.35 $0.35 $0.81 $1.33	March 22, 2009 Sept. 15, 2010 March 1, 2011 July 26, 2011
Eric Norton	400,000 350,000	$1.13 $1.33	March 17, 2011 July 26, 2011
William Murray	210,000 390,000 300,000	$0.35 $0.35 $1.33	March 22, 2009 Sept. 15, 2010 July 26, 2011
Robert Mouat	310,000 100,000	$0.35 $1.33	March 22, 2009 July 26, 2011
Tawn Albinson	300,000	$1.33	July 26, 2011
Graham Thody	310,000 40,000 100,000	$0.35 $0.35 $1.33	August 13, 2009 Sept. 15, 2010 July 26, 2011
C. Thomas Ogryzlo	310,000 40,000 100,000	$0.35 $0.35 $1.33	August 13, 2009 Sept. 15, 2010 July 26, 2011
David Dreisinger	200,000 250,000	$0.35 $1.33	May 17, 2009 July 26, 2011
Gaston Reymenants	Nil
Ross Glanville	310,000 20,000	$0.35 $0.35	April 12, 2010 Sept. 15, 2010
Kendra Greenslade	25,000 80,000 100,000	$0.35 $0.35 $1.33	May 17, 2009 Sept. 15, 2010 July 26, 2011

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Company's Audit Committee is attached as Schedule "A" to this Information Circular.

Composition of the Audit Committee

The following are the members of the Committee:

Ross Glanville	Independent[1]	Financially literate[1]
Tom Ogryzlo	Independent[1]	Financially literate[1]
Graham C. Thody	Independent[1]	Financially literate[1]

1. As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

Graham C. Thody, Audit Committee Chairman

Mr. Thody is a member of the British Columbia Institute of Chartered Accountants (“BCICA”) as well as the Canadian Institute of Chartered Accountants.  He served as a member of the BCICA By-Laws Committee for several years.  Mr. Thody is also a Director and a member of the Executive of the Lions Gate Hospital Foundation, as well as the Chair of their Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia.  He has been a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver B.C. since 1979.  During the past sixteen years, Mr. Thody’s practice has focused on corporate mergers and acquisitions as well as domestic and international tax issues.  Prior to this his practice focused on the auditing of publicly listed companies as well as participation in the Initial Public Offering process for several corporations.

Ross Glanville

Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Mr. Glanville has thirty-five years of experience in mining, exploration, finance, marketing, and management, and held senior executive positions with major and junior mining and consulting companies. As an independent consultant over the past twenty years, Mr. Glanville has specialized in valuations of exploration/development/mining companies and properties; and has also provided many fairness opinions, and acted as an expert witness in court cases involving valuation disputes related to financial and technical issues.  Mr. Glanville has valued more than 500 mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over 150 in many other areas of the world, including Africa, South America, Europe, and Asia.

He is an independent director and is not involved in the day to day affairs of the Company.  He is a director of three other corporations listed on the TSXV, Archon Minerals Limited, Oremex Resources Inc., and Starfield Resources Inc.

Tom Ogryzlo

Mr. Ogryzlo has over thirty years of experience on mining, energy, and industrial projects. He has been responsible for the development, financing, engineering, construction and operations of projects in many parts of the world. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada.

Currently he is the President, CEO and a Director of Polaris Geothermal Inc., a TSX-V listed renewable energy producing company presently developing a geothermal power project in Nicaragua.

In the past, Mr. Ogryzlo has been President of several well known mining companies, including, Triton Mining Corporation, Blackhawk Mining Inc. and Cerro Matoso S.A.  For many years, he also held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, a large mining engineering company.  His experience in exploration and development of multi-million dollar projects spans the world. Over a six year period, he directed process development work for Hanna Mining, initially as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks lead by Chase Manhattan.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 7 and Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2006	$50,000	$33,919	$Nil	$Nil
2005	$46,327	$25,045	$800	$Nil

Exemption in Section 6.1 of MI 52-110

The Company graduated to the Toronto Stock Exchange on February 7, 2007 and therefore no longer qualifies for the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations). These exemptions do not apply to non-venture issuers.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

National Instrument 58-201 (“NI 58-201”) establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.  NI 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board of Directors

The Company's board of directors consists of six directors, three of whom are independent based upon the tests for independence set forth in MI 52-110.  Graham Thody, Tom Ogryzlo, and Ross Glanville are independent.  John Greenslade is not independent as he is the President and CEO of the Company.  Robert Mouat is not independent as he is the CFO of the Company and William Murray is not independent as he is Vice President – Corporate Development of the Company.

Management Supervision by Board of Directors

The CEO and CFO report upon the operations of the Company separately to the independent directors of the board of directors annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the board of directors.  The board of directors considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management   Further supervision is performed through the audit committee which is composed of a entirely independent directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described elsewhere herein.

Orientation and Continuing Education

The Company believes it currently has a sophisticated board of directors with considerable years of experience as members of the boards of directors of publicly traded companies. While the Company does not have formal orientation and training programs, any new Board of Directors members would be provided with:

1.

 access to recent, publicly filed documents of the Company,  technical reports and the Company's internal financial information  on request;

2.

access to management and outside technical experts and consultants; and

3.

 a summary of significant corporate and securities responsibilities.

Member of the board of directors are encouraged to, and do, communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Members of the board of directors have full access to the Company’s records.

Nomination of Directors

The Board of Directors has responsibility for identifying potential Board of Directors members, however, the Board of Directors is currently establishing and appointing a Nominating and Corporate Governance committee, which will be comprised of entirely independent board members, and a mandate for the same.

Compensation of Directors and the CEO

The Compensation Committee is comprised of three directors, Ross Glanville, Graham Thody and Robert Mouat, the majority of whom are independent. The Company intends in the near future to change the composition of this committee so it is comprised entirely of independent directors. The Compensation Committee has responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting compensation, Compensation Committee charter provides for an annual review of the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.  The Board of Directors has adopted a written charter that sets forth the responsibilities of the Compensation Committee and gives the Committee the authority to engage outside experts to assist in identifying potential candidates if considered advisable.  A copy of the charter is posted on www.sedar.com under the Company’s profile and on the Company’s website at www.bajamining.com.

Other Committees

At this time, the Company has no committees other than the Audit and Compensation Committees. As the Company is growing and looking towards construction in the later part of 2007 and potential production commencing in 2009, the Board of Directors feels this is an appropriate time to establish more formal policies and committees. With that, the Board of Directors has resolved to establish a number of new policies and committees, with the support and guidance of the CEO, Corporate Secretary and the Controller of the Company. These policies will be filed on SEDAR, EDGAR and the Company’s website as they are established and approved by the Board of Directors.

Assessments

The Board of Directors does not consider that formal assessments would be useful at this stage of the Company’s development.  The Board of Directors conducts informal annual assessments of the Board of Directors’s effectiveness, the individual directors and each of its committees.  As part of the assessments, the Board of Directors or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

OTHER MATTERS

Management of the company is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the person named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and the Company’s website at www.bajamining.com.  Shareholders may also contact the Company at 2350 – 1177 West Hastings Street, Vancouver, BC, V6E 2K3 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are being mailed to shareholders with this Information Circular and filed on SEDAR, EDGAR and the Company’s website.

Dated at Vancouver, British Columbia, this 12th day of April, 2007

APPROVED BY THE BOARD OF DIRECTORS

John W. Greenslade

President, CEO and Director

Schedule “A” to the Information Circular of
Baja Mining Corp. (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

•

The audit process;

•

The financial accounting and reporting process to shareholders and regulatory bodies; and

•

The system of internal financial controls.

Composition

The Committee shall consist of three Directors, all of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, as defined therein.  The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company.  Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements.  One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor.  Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies.  The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements.  The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

•

Management Oversight:

o

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

o

Review and evaluate the Company’s internal  controls, as established by Management;

o

Review and evaluate the status and adequacy of internal information systems and security;

o

Meet with the external auditor at least once a year in the absence of Management;

o

Request the external auditor’s assessment of the Company’s financial and accounting personnel;

o

Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and

o

Review and evaluate the Company’s banking arrangements.

•

External Auditor Oversight

o

Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

o

Review the scope and approach of the annual audit;

o

Inform the external auditor of the Committee’s expectations;

o

Recommend the appointment of the external auditor to the Board;

o

Meet with Management at least once a year in the absence of the external auditor;

o

Review the independence of the external auditor on an annual basis;

o

Review with the external auditor both the acceptability and the quality of the Company’ accounting principles; and

o

Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

•

Financial Statement Oversight

o

Review the quarterly reports with both Management and the external auditor;

o

Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;

o

Review and discuss with management the annual audited financial statements; and

o

Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

BAJA MINING CORP

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Voting Instruction Form ("VIF") - Annual Meeting to be held on May 24, 2007

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 5:00 pm, Pacific Time, on May 22, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

22PE07078.NOBO.E.SEDAR/000001/000001A

Appointee(s)

I/We, being holder(s) of Baja Mining Corp. (the "Company") hereby appoints: John W. Greenslade, President, or failing this person, Kendra Greenslade, Corporate Secretary,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Baja Mining Corp. to be held at The Hyatt Downtown Vancouver on May 24, 2007 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John W. Greenslade	☐	☐	02. William Murray	☐	☐	03. Robert Mouat	☐	☐
04. Graham Thody	☐	☐	05. Ross Glanville	☐	☐	06. C. Thomas Ogryzlo	☐	☐

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2. Appointment of Auditors

Appointment of PricewaterhouseCoopers as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Transact Other Business

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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BAJA MINING CORP

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 24, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Pacific Time, on May 22, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

22PE07078.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Baja Mining Corp. (the "Company") hereby appoints: John W. Greenslade, President, or failing this person, Kendra Greenslade, Corporate Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Baja Mining Corp. to be held at The Hyatt Downtown Vancouver on May 24, 2007 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John W. Greenslade	☐	☐	02. William Murray	☐	☐	03. Robert Mouat	☐	☐
04. Graham Thody	☐	☐	05. Ross Glanville	☐	☐	06. C. Thomas Ogryzlo	☐	☐

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2. Appointment of Auditors

Appointment of PricewaterhouseCoopers as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Transact Other Business

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 5 9 4 4 AR6 FGDQ

Baja Mining Corp.

 (the “Company”)

TO: Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request.  If you wish to receive such mailings, please complete this form and return by fax to 604-629-5228 or mail to the Company at:

Baja Mining Corp.

Suite 2350

1177 West Hastings Street

Vancouver, British Columbia

Canada  V6E 2K3

Please send me the Quarterly Interim Financial Statements for 2007, together with Managements’ Discussion & Analysis	☐

Please send me the Annual Report for 2007, together with the Annual Financial Statements and Managements’ Discussion and Analysis	☐

___________________________________________

PLEASE PRINT NAME OF SHAREHOLDER

___________________________________________

MAILING ADDRESS

___________________________________________

CITY/TOWN/COUNTRY

___________________________________________

PROVINCE/STATE                   POSTAL/ZIP CODE

___________________________________________

EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

____________________________________________ SIGNATURE OF SHAREHOLDER	DATE: _________________, 2007